SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

September / 2015

SUMMARY

QUARTERLY FINANCIAL INFORMATION		3
Balance Sheets		3
Statements of Income		5
Statements of Income		6
Statements of Comprehensive Income		7
Statements of Comprehensive Income		8
Statements of Changes in Equity		9
Statements of Cash Flows		10
Statements of Cash Flows		11
Statements of Added Value		12
Statements of Added Value		13
NOTES TO THE QUARTELY FINANCIAL INFORMATION		14
1	Operations	14
2	Preparation basis	14
3	Significant accounting policies	15
4	Cash and Cash Equivalents	16
5	Bonds and Securities	16
6	Collaterals and Escrow Accounts	17
7	Trade Accounts Receivable	18
8	CRC Transferred to the State Government of Paraná	19
9	Net Sectorial financial assets	21
10	Accounts receivable related to the concession	22
11	Accounts receivable related to the concession extension	23
12	Other Receivables	24
13	Inventories	25
14	Income Tax, Social Contribution and Other Taxes	25
15	Judicial Deposits	29
16	Related parties	30
17	Investments	32
18	Property, Plant and Equipment	37
19	Intangible Assets	40
20	Payroll, Social Charges and Accruals	40
21	Suppliers	40
22	Loans and Financing	43
23	Debentures	47
24	Post-Employment Benefits	48
25	Customer Charges Due	50
26	Research and Development and Energy Efficiency	50
27	Accounts Payable related to concession - Use of Public Property	51
28	Other Accounts Payable	52
29	Provision for litigation and contingent liabilities	52
30	Equity	60
31	Operating Revenues	62
32	Operating Costs and Expenses	67
33	Financial Results	73
34	Operating segments	74
35	Financial Instruments	79
36	Related Party Transactions	93
37	Insurance	96
38	Subsequent Event	97
INDEPENDENT AUDITORS’ REVIEW REPORT		98

QUARTERLY FINANCIAL INFORMATION

Balance Sheets

as of September 30, 2015 and December 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	Parent Company		Consolidated
		09.30.2015	12.31.2014	09.30.2015	12.31.2014
CURRENT ASSETS
Cash and cash equivalents	4	14,809	34,862	831,568	740,131
Bonds and securities	5	164	152	384,549	459,115
Collaterals and escrow accounts	6	-	-	1,809	13,497
Trade accounts receivable	7	-	-	2,980,017	2,178,816
Dividends receivable	16.1	181,516	383,866	24,687	26,332
CRC transferred to the State Government of Paraná	8	104,534	94,579	104,534	94,579
Net sectorial financial assets	9	-	-	1,236,253	609,298
Accounts receivable related to the concession	10	-	-	8,351	7,430
Accounts receivable related to the concession compensation	11	-	-	130,243	301,046
Other current receivables	12	13,600	12,695	627,949	415,818
Inventories	13	-	-	135,951	150,622
Income Tax and Social Contribution	14.1	122,490	78,912	168,976	105,074
Other current recoverable taxes	14.3	-	-	62,955	96,285
Prepaid expenses	-	-	34	22,384	20,133
Receivable from related parties	16	447	1,925	-	-
		437,560	607,025	6,720,226	5,218,176
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	100,435	132,210
Collaterals and escrow accounts	6	-	-	84,024	56,956
Trade accounts receivable	7	-	-	85,159	75,696
CRC transferred to the State Government of Paraná	8	1,257,061	1,249,529	1,257,061	1,249,529
Judicial deposits	15	272,095	273,936	714,812	736,253
Net sectoral financial assets	9	-	-	217,408	431,846
Accounts receivable related to the concession	10	-	-	5,687,594	4,417,987
Accounts receivable related to the concession compensation	11	-	-	218,871	160,217
Other noncurrent receivables	12	-	303	35,353	85,324
Income Tax and Social Contribution	14.1	76,929	114,195	92,074	128,615
Deferred Income Tax and Social Contribution	14.2	143,492	98,226	667,853	526,046
Other noncurrent recoverable taxes	14.3	14	-	121,788	123,481
Prepaid expenses	-	-	-	175	175
Receivable from related parties	16	287,731	208,334	177,529	137,137
		2,037,322	1,944,523	9,460,136	8,261,472
Investments	17	13,828,972	13,079,795	2,050,406	1,660,150
Property, Plant and Equipment, net	18	395	323	8,699,629	8,304,188
Intangible Assets	19	3,221	3,062	1,483,927	2,174,156
		15,869,910	15,027,703	21,694,098	20,399,966
TOTAL ASSETS		16,307,470	15,634,728	28,414,324	25,618,142

Notes are an integral part of this quarterly information

Statements of Financial Position

as of September 30, 2015 and December 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	Parent Company		Consolidated
		09.30.2015	12.31.2014	09.30.2015	12.31.2014
CURRENT LIABILITIES
Payroll, social charges and accruals	20	14,344	12,793	227,844	252,618
Suppliers	21	5,719	2,087	1,811,769	1,587,205
Income Tax and Social Contribution Payable	14.1	-	2,442	326,468	309,881
Other taxes due	14.3	1,371	5,597	244,124	137,329
Loans and financing	22	29,695	349,753	274,064	867,626
Debentures	23	57,536	15,447	355,457	431,491
Dividend payable	-	4,136	3,824	18,495	19,691
Post employment benefits	24	3	-	36,814	37,404
Customer charges due	25	-	-	394,930	23,233
Research and Development and Energy Efficiency	26	-	-	158,050	175,972
Accounts payable related to concession - Use of Public Property	27	-	-	55,196	54,955
Other accounts payable	28	246	2,060	143,158	157,988
		113,050	394,003	4,046,369	4,055,393
NONCURRENT LIABILITIES
Suppliers	21	-	-	14,249	17,625
Deferred Income Tax and Social Contribution	14.2	-	-	-	15,218
Other taxes due	14.3	1,300	820	256,226	87,129
Loans and financing	22	969,011	608,663	3,124,986	2,601,324
Debentures	23	996,198	995,038	3,335,324	2,153,957
Post employment benefits	24	9,432	8,196	940,866	861,214
Research and Development and Energy Efficiency	26	-	-	240,085	159,792
Accounts payable related to concession - Use of Public Property	27	-	-	463,339	436,772
Other accounts payable	28	3,959	-	12,105	306
Provisions for legal claims	29	313,491	297,319	1,718,466	1,546,632
		2,293,391	1,910,036	10,105,646	7,879,969
EQUITY
Attributable to controlling shareholder's	30.1
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		920,829	976,964	920,829	976,964
Legal reserve		685,147	685,147	685,147	685,147
Profit retention reserve		4,516,825	4,516,825	4,516,825	4,516,825
Additional proposed dividends		-	241,753	-	241,753
Accumulated Profit		868,228	-	868,228	-
		13,901,029	13,330,689	13,901,029	13,330,689
Attributable to non-controlling interest	30.2	-	-	361,280	352,091
		13,901,029	13,330,689	14,262,309	13,682,780
TOTAL LIABILITIES & EQUITY		16,307,470	15,634,728	28,414,324	25,618,142

Notes are an integral part of this quarterly information

Statements of Income

for the nine-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
		09.30.2015	09.30.2014	09.30.2015	09.30.2014

OPERATING REVENUES	31	-	-	11,391,128	9,456,130

COST OF SALES AND SERVICES PROVIDED	32	-	-	(9,230,240)	(7,365,660)

GROSS PROFIT		-	-	2,160,888	2,090,470

Operational expenses / income
Selling expenses	32	-	-	(228,075)	(107,153)
General and administrative expenses	32	(83,322)	(92,350)	(445,518)	(386,180)
Other operational income (expenses)	32	(25,973)	(1,763)	(514,274)	(358,489)
Equity in earnings of investees	17	892,479	1,032,500	150,901	120,051
		783,184	938,387	(1,036,966)	(731,771)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		783,184	938,387	1,123,922	1,358,699

Financial results
Financial income	33	171,828	142,975	748,726	499,052
Financial expenses	33	(203,023)	(146,450)	(594,473)	(362,161)
		(31,195)	(3,475)	154,253	136,891

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		751,989	934,912	1,278,175	1,495,590

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	14.4	(217)	-	(571,855)	(674,926)
Deferred	14.4	45,144	33,780	157,119	244,088
		44,927	33,780	(414,736)	(430,838)

NET INCOME		796,916	968,692	863,439	1,064,752
Attributed to controlling shareholders		-	-	796,916	968,692
Attributed to non-controlling interest	30.2	-	-	66,523	96,060

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1	2.78138	3.38091	2.78138	3.38091
Class "A" Preferred shares	30.1	3.06081	3.71917	3.06081	3.71917
Class "B" Preferred shares	30.1	3.05952	3.71901	3.05952	3.71901

Notes are an integral part of this quarterly information

Statements of Income

for the three-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS		Parent Company	Consolidated
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014

OPERATING REVENUES	-	-	3,245,188	3,286,884
COST OF SALES AND SERVICES PROVIDED	-	-	(2,836,156)	(2,670,941)
GROSS PROFIT	-	-	409,032	615,943

Operational expenses / income
Selling expenses	-	-	(42,070)	(40,176)
General and administrative expenses	(34,265)	(32,490)	(161,831)	(123,017)
Other operational income (expenses)	(3,504)	218	(143,306)	(146,700)
Equity in earnings of investees	124,533	260,031	59,092	35,469
	86,764	227,759	(288,115)	(274,424)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	86,764	227,759	120,917	341,519

Financial results
Financial income	60,820	38,029	220,215	115,596
Financial expenses	(79,031)	(67,224)	(227,476)	(131,735)
	(18,211)	(29,195)	(7,261)	(16,139)

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	68,553	198,564	113,656	325,380

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	-	-	(101,481)	(126,155)
Deferred	19,056	21,073	79,258	34,221
	19,056	21,073	(22,223)	(91,934)

NET INCOME	87,609	219,637	91,433	233,446
Attributed to controlling shareholders	-	-	87,609	219,637
Attributed to non-controlling interest	-	-	3,824	13,809

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	0.30578	0.76657	0.30578	0.76657
Class "A" Preferred shares	0.33658	0.84395	0.33658	0.84395
Class "B" Preferred shares	0.33634	0.84323	0.33634	0.84323

Statements of Comprehensive Income

for the nine-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		09.30.2015	09.30.2014	09.30.2015	09.30.2014
NET INCOME		796,916	968,692	863,439	1,064,752
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	30.1.2
Post employment benefits		-	(14,429)	-	-
Post employment benefits - equity		14,999	7,814	14,999	(1,709)
Taxes on other comprehensive income	30.1.2	-	4,906	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	30.1.2
Financial investments		416	788	632	1,194
Investments		(360)	(216)	(360)	(216)
Other adjustments - subsidiary		-	(1,282)	-	(2,777)
Taxes on other comprehensive income	30.1.2	122	73	(94)	612
Total comprehensive income for the period, net of taxes		15,177	(2,346)	15,177	(2,896)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		812,093	966,346	878,616	1,061,856
Attributed to controlling shareholders				812,093	966,346
Attributed to non-controlling interest				66,523	95,510

Notes are an integral part of this quarterly information

Statements of Comprehensive Income

for the three-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Parent Company		Consolidated
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014
NET INCOME	87,609	219,637	91,433	233,446
Other comprehensive income	14,733	(191)	14,733	(191)
Items that will never be reclassified to profit or loss
Gain on actuarial liabilities
Post employment benefits	-	-	-	-
Post employment benefits - equity	14,999	-	14,999	-
Taxes on other comprehensive income	-	-	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:
Financial investments	-	(111)	-	(168)
Investments	(403)	(121)	(403)	(121)
Other adjustments - subsidiary	-	-	-	-
Taxes on other comprehensive income	137	41	137	98
Total comprehensive income for the period, net of taxes
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	102,342	219,446	106,166	233,255
Attributed to controlling shareholders	-	-	102,342	219,446
Attributed to non-controlling interest	-	-	3,824	13,809

Statements of Changes in Equity

for the nine-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29.2)	Equity Consolidated
			Equity valuation adjustments		Profit reserves
	Note	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balance as of January 1, 2015		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income for the period		-	-	-	-	-	-	796,916	796,916	66,523	863,439
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	178	-	-	-	-	178	-	178
Actuarial gain, net of taxes	30.1.2	-	-	14,999	-	-	-	-	14,999	-	14,999
Total comprehensive income for the period		-	-	15,177	-	-	-	796,916	812,093	66,523	878,616
Realization of equity valuation adjustments	30.1.2	-	(71,312)	-	-	-	-	71,312	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(241,753)	-	(241,753)	(57,334)	(299,087)
Balance as of September 30, 2015		6,910,000	1,065,792	(144,963)	685,147	4,516,825	-	868,228	13,901,029	361,280	14,262,309
Notes are an integral part of this quarterly information

	Attributable to Parent Company								Attributable to non controlling interests (Note 29.2)	Equity Consolidated
		Equity valuation adjustments		Profit reserves
	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders’ equity
Balance as of January 1, 2014	6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income for the period	-	-	-	-	-	-	968,692	968,692	96,060	1,064,752
Other comprehensive income
Losses on financial assets, net of taxes	-	-	(637)	-	-	-	-	(637)	(550)	(1,187)
Losses on actuarial liabilities, net of taxes	-	-	(1,709)	-	-	-	-	(1,709)	-	(1,709)
Total comprehensive income for the period	-	-	(2,346)	-	-	-	968,692	966,346	95,510	1,061,856
Realization of equity valuation adjustments	-	(76,341)	-	-	-	-	74,734	(1,607)	-	(1,607)
Deliberation of additional dividends proposed	-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Dividends	-	-	-	-	-	-	-	-	(155)	(155)
Balance as of September 30, 2014	6,910,000	1,162,614	(258,142)	624,849	3,897,833	-	1,043,426	13,380,580	372,768	13,753,348
Notes are an integral part of this quarterly information

Statements of Cash Flows

for the nine-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		09.30.2015	09.30.2014	09.30.2015	09.30.2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		796,916	968,692	863,439	1,064,752

Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation and amortization	32	-	-	503,355	462,465
Unrealized monetary and exchange variations - net		49,029	34,506	238,699	238,927
Remuneration of accounts receivable related to concession	10.1	-	-	(66,340)	(45,210)
Sectorial financial assets and liabilities result	9.2	-	-	(322,708)	-
Equity in earnings of subsidiaries	17.1	(892,479)	(1,032,500)	(150,901)	(120,051)
Income tax and social contribution	14.4	217	-	571,855	674,926
Deferred income tax and social contribution	14.4	(45,144)	(33,780)	(157,119)	(244,088)
Provisions (reversals) for losses with depreciation of investments		-	(2,168)	-	(2,168)
Net operating provisions and reversals	32.4	20,283	1,860	497,139	275,913
Appropriation of acturial calculation of post-employment benefits	24.4	1,174	1,735	106,758	76,606
Appropriation of pension and healthcare contributions	24.4	4,928	7,006	95,299	81,116
Creation for research and development programs and energy efficiency	26.2	-	-	94,901	84,022
Write off of accounts receivable related to concession	10.1	-	-	38,664	20,660
Write off of property, plant and equipment	18.2	-	-	17,614	2,460
Write off of intangible assets	19.1	-	-	17,707	3,908
		(65,076)	(54,649)	2,348,362	2,574,238

Decrease (increase) in assets
Trade accounts receivable		-	-	(952,839)	(546,234)
Dividends and interest on own capital received		1,568,129	600,577	50,315	32,273
CRC transferred to the Government of the State of Paraná	8.1	133,941	129,058	133,941	129,058
Accounts receivable related to the concession extension	11.1	-	-	267,703	306,814
Judicial deposits		1,841	(1,574)	21,441	(51,029)
Other receivables		(602)	(15,260)	(174,849)	(53,408)
Inventories		-	-	14,671	(2,783)
Income tax and social contribution		(6,312)	8,043	(27,361)	99,883
Other current taxes recoverable		(14)	-	44,398	(70,704)
Related Parties		(14,623)	(128,867)	(16,163)	(128,867)
Prepaid expenses		34	-	(2,251)	(1,280)

Increase (decrease) in liabilities
Payroll, social charges and accruals		1,551	7,943	(24,774)	(25,699)
Suppliers		3,632	(588)	34,949	57,574
Income tax and social contribution paid		(2,659)	-	(555,268)	(604,024)
Other taxes		(3,746)	(24,817)	275,892	(23,844)
Loans and financing - interest due and paid	22.3	(121,188)	(94,068)	(382,597)	(217,300)
Debentures - interest due and paid	23.1	(63,541)	(6,028)	(188,717)	(76,260)
Post employment benefits	24.4	(4,925)	(6,996)	(122,995)	(104,173)
Customer charges due		-	-	371,697	(14,008)
Research and development and energy efficiency	26.2	-	-	(57,177)	(40,653)
Payable related to the concession - use of public property	27.1	-	-	(41,199)	(38,657)
Other accounts payable		(1,814)	8,960	(3,031)	25,761
Provisions for legal claims	29.1.1	(152)	(1,104)	(143,039)	(37,944)
NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		1,424,476	420,630	871,109	1,188,734

(continued)

Statements of Cash Flows

for the nine-month periods ended September 30, 2015 and 2014 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		09.30.2015	09.30.2014	09.30.2015	09.30.2014

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments		(12)	35	91,593	(192,292)
Loans and financing granted to third parties		(36,800)	-	(29,400)	-
Receipt of loans and financing granted to third parties		11,735	-	7,894	-
Additions related parties - Net effect of acquired cash		-	-	-	(284)
Additions in investments	17.1	(1,211,785)	(465,402)	(273,480)	(395,242)
Additions to property, plant and equipment		(72)	(20)	(707,302)	(609,528)
Additions to intangible assets	19.1	(159)	(14,832)	(735,923)	(882,036)
Customers contributions	19.1	-	-	184,239	127,673
NET CASH USED IN INVESTING ACTIVITIES		(1,237,093)	(480,219)	(1,462,379)	(1,951,709)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.3	640,005	-	1,149,956	121,556
Issue of Debentures	23.1	-	1,000,000	1,008,633	1,372,753
Amortization of principal - loans and financing	22.3	(606,000)	(80,600)	(1,143,591)	(402,602)
Amortization of principal - debentures	23.1	-	-	(32,008)	(30,456)
Amortization of principal - liabilities with related parties		-	(468,317)	-	-
Dividends and interest on own capital paid		(241,441)	(235,173)	(300,283)	(249,786)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(207,436)	215,910	682,707	811,465

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(20,053)	156,321	91,437	48,490

Cash and cash equivalents at the beginning of the period	4	34,862	10,410	740,131	1,741,632
Cash and cash equivalents at the end of the period	4	14,809	166,731	831,568	1,790,122
CHANGE IN CASH AND CASH EQUIVALENTS		(20,053)	156,321	91,437	48,490

Notes are an integral part of this quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers		-	-	54,544	-

Statements of Added Value

for the nine-month periods ended September 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Income
Sale of energy, services and other income	-	-	16,562,800	11,523,566
Construction income	-	-	1,244,634	1,463,691
Sectorial financial assets and liabilities result	-	-	979,343	-
Other income	-	-	8,166	417
Allowance for doubtful debts	-	-	(188,110)	(67,680)
	-	-	18,606,833	12,919,994
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	5,429,790	3,803,156
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	521,028	413,594
Materials, supplies and third parties services	9,451	4,482	608,718	457,064
Natural gas and supplies for gas operations	-	-	769,683	1,346,696
Construction costs	-	-	1,084,387	1,256,035
Loss / Recovery of assets	253	-	85,748	27,028
Other supplies	39,778	13,966	380,149	255,035
	49,482	18,448	8,879,503	7,558,608

( = ) GROSS ADDED VALUE	(49,482)	(18,448)	9,727,330	5,361,386

( - ) Depreciation and amortization	4,364	565	503,355	462,465

( = ) NET ADDED VALUE	(53,846)	(19,013)	9,223,975	4,898,921

( + ) Transferred added value
Financial income	171,828	142,975	748,726	499,052
Results from investment interests	893,882	1,033,162	152,305	120,712
Other Income	-	-	64,761	70,832
	1,065,710	1,176,137	965,792	690,596

	1,011,864	1,157,124	10,189,767	5,589,517
(continued)

Statements of Added Value

for the nine-month periods ended September 30, 2015 and 2014 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	09.30.2015%		09.30.2014%		09.30.2015%		09.30.2014%
Personnel
Remuneration and fees	33,836		46,829		560,293		508,721
Private pension and health plans	6,102		8,741		202,057		157,722
Meal and education assistance	2,676		4,452		76,167		68,144
Social security charges - FGTS	2,648		3,774		44,113		40,787
Labor indemnities (reversals)	21		197		5,074		2,770
Profit sharing	985		1,734		28,549		31,174
Transfers to property, plant and equipment in progres	(38)		(2,998)		(44,934)		(18,032)
	46,230	4.6	62,729	5.4	871,319	8.6	791,286	14.2
Government
Federal	(31,857		(18,684)		4,382,525		1,533,843
State	-		-		3,329,285		1,713,139
Municipal	42		-		7,391		2,953
	(31,815)	(3.1)	(18,684)	(1.6)	7,719,201	75.8	3,249,935	58.1
Third Parties
Interest and fines	199,224		144,250		703,126		451,525
Leasing and rent	1,309		137		25,474		22,899
Donations, subsidies and contributions	-		-		7,208		9,120
	200,533	19.8	144,387	12.5	735,808	7.2	483,544	8.7
Shareholders
Non controlling interests	-		-		66,523		96,060
Retained profits	796,916		968,692		796,916		968,692
	796,916	78.7	968,692	83.7	863,439	8.4	1,064,752	19.0

	1,011,864	100.0	1,157,124	100.0	10,189,767	100.0	5,589,517	100.0
Notes are an integral part of this quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the nine-month period ended September 30, 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise state

1         Operations

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America (NYSE EURONEXT) and Latibex - the Latin American arm of the Madrid Stock Exchange. Copel is a mixed capital company, controlled by the Government of the State of Paraná

Copel is engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas and water utility.

2         Preparation basis

2.1        Statement of conformity

The Company’s quarterly financial information includes the individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil and the consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and in accordance with accounting practices adopted in Brazil.

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2014, which did not alter during the period has not been presented. Therefore, this quarterly information should be read together with the financial statements as of and for the year ended December 31, 2014, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Authorization for the publication of this quarterly financial information was granted the Chief of Finance and Investor Relations on November 10, 2015.

2.2        Functional currency and presentation currency

The quarterly financial information is presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.3        Measuring basis

The quarterly financial information was prepared based on historic cost, except for the following financial instruments:

•         The financial instruments which were stated at fair values through profit or loss, are measured at fair value;

•         The financial assets available for sale measured at their fair values;

•         The interests in subsidiaries and jointly-controlled entities are recognized in accordance with the equity accounting method; and

•         The value of the net assistance liability is recognized by deducting the fair value of the plan's assets from the present value of the actuarial obligation calculated by a contracted actuary.

2.4        Use of estimates and judgment

The preparation of quarterly financial information requires that the Company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present a significant effect over the values recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2014.

3         Significant accounting policies

Significant accounting policies used in preparing this quarterly information are consistent with those presented in Note 3 of the financial statements at December 31, 2014.

4         Cash and Cash Equivalents

		Parent Company		Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Cash and bank accounts	809	1,485	176,067	152,373
Financial investments w ith immediate liquidity	14,000	33,377	655,501	587,758
	14,809	34,862	831,568	740,131

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average of the variation of the Interbank Deposit.

5         Bonds and Securities

	Level		Parent Company		Consolidated
Category	Note 35.1	Index	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Securities available for sale
Committed Operation	2	Fixed rate	-	-	64,250	93,558
CDB	2	CDI	61	56	44,500	36,718
LFT	1	Selic	-	-	4,168	87,979
Quotas in Funds	1	CDI	103	96	103	99
LTN	1	Fixed rate	-	-	-	17,153
LF Caixa	2	CDI	-	-	-	12,450
NTN-F	1	CDI	-	-	-	2,001
			164	152	113,021	249,958
Securities held for trading
Quotas in Funds	2	CDI	-	-	134,568	164,281
Committed Operation	2	Selic	-	-	33,512	10,320
Multimarket Fund	2	CDI	-	-	114,156	43,021
LF	2	CDI	-	-	59,037	32,041
LTN	1	CDI	-	-	15,573	52,798
CDB	2	IGPDI	-	-	119	1,128
DPGE	2	Fixed rate	-	-	9,949	14,224
Debentures	2	IPCA	-	-	2,718	2,961
Housing credit	2	CDI	-	-	2,327	-
CRI	2	CDI	-	-	-	12,230
Loan - Credit Operation ( Mutual )	2	CDI	-	-	-	8,357
Treasury	2	-	-	-	4	6
			-	-	371,963	341,367
			164	152	484,984	591,325
		Current	164	152	384,549	459,115
		Noncurrent	-	-	100,435	132,210

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 to 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees deposits/investments:

Consolidated	09.30.2015	12.31.2014
Exclusive funds
Exclusive funds of UEG Araucária at BTG Geiser	136,258	-
Exclusive funds of UEG Araucária at Banco do Brasil	104,465	90,521
Exclusive funds of UEG Araucária at Bradesco	114,276	61,370
Exclusive funds of UEG Araucária at Caixa Econômica Federal	10,524	21,704
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	-	167,629
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	-	65,391
Exclusive funds of Copel Distribuição at Banco do Brasil	-	3
	365,523	406,618
Guarantee
Guarantee for the Agreements for the Sale of Energy - CCEE	1,289	81,926
Guarantee for the Agreements for the Sale of Energy in the Regulated Environment - CCEARS	160	-
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines - TLs	68,367	62,049
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental
Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	40,162	36,662
Guarantee for debentures of Compagas	6,317	-
Guarantee for the ANEEL auction	2,879	3,753
	119,174	184,390

6         Collaterals and Escrow Accounts

Consolidated		09.30.2015	12.31.2014
Collaterals and escrow accounts - STN (6.1)		84,024	56,956
Other		1,809	13,497
		85,833	70,453
	Current	1,809	13,497
	Noncurrent	84,024	56,956

6.1        Collateral - National Treasury Department (Secretaria do Tesouro Nacional or STN)

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 22). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	09.30.2015	12.31.2014
Customers
Residential	298,242	196,665	69,511	564,418	343,911
Industrial	280,087	50,508	35,767	366,362	220,569
Commercial	237,289	58,608	32,386	328,283	202,640
Rural	48,753	18,413	3,498	70,664	39,982
Public Entities	39,262	13,360	11,103	63,725	56,507
Public lighting	37,447	365	92	37,904	20,820
Public service	38,410	1,444	763	40,617	21,947
Unbilled	556,738	-	-	556,738	402,465
Energy installments plan	79,881	8,470	28,137	116,488	147,865
Low income subsidy - Eletrobras	11,648	-	-	11,648	13,368
State Government "Luz Fraterna" Program (Note 16.1)	2,930	5,871	-	8,801	2,680
Other receivables	57,669	28,738	33,995	120,402	103,095
	1,688,356	382,442	215,252	2,286,050	1,575,849
Concessionaires and Permission holder
Energy supplies
CCEE (7.1)	263,818	160,115	205,942	629,875	494,900
CCEAR - auction	76,336	12,631	6,896	95,863	95,274
Bilateral contracts	97,146	739	25	97,910	98,449
Unbilled	29,125	-	-	29,125	12,309
Quota system	2,275	3,381	2	5,658	4
Reimbursement to generators	-	-	1,256	1,256	1,256
	468,700	176,866	214,121	859,687	702,192
Charges from using transmission grid
Transmission grid	31,970	864	2,357	35,191	4,276
Unbilled	34,615	-	-	34,615	14,109
Basic netw ork and conection grid	7,768	8,585	5,275	21,628	17,288
	74,353	9,449	7,632	91,434	35,673
Telecommunications	8,487	10,510	55,947	74,944	51,934
Gas distribution	61,232	3,280	1,391	65,903	48,385
Allowance for doubtful accounts (7.2)	-	(72,211)	(240,631)	(312,842)	(159,521)
	2,301,128	510,336	253,712	3,065,176	2,254,512
Current	2,215,969	510,336	253,712	2,980,017	2,178,816
Noncurrent	85,159	-	-	85,159	75,696

7.1        Electricity Trade Chamber – CCEE

Out of the balance presented earlier herein, the amount of R$428,720 is related to UEG Araucária and the amount of R$181,560 is related to Copel Geração e Transmissão. The financial settlements related to the months of July and August were partially received by UEG Araucária in the amounts R$129,113 on October 15, 2015. The remaining balance payment, related to UEG Araucária's financial settlements for the months of August and September, is forecast for November 2015.

7.2        Allowance for doubtful account

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2015	(reversals)	of write offs	September 30, 2015
Customers
Residential	59,518	41,356	(13,757)	87,117
Industrial	35,957	6,765	(3,954)	38,768
Commercial	39,835	4,465	(3,806)	40,494
Rural	1,273	860	(535)	1,598
Public Entities	9,155	113	-	9,268
Public lighting	81	-	-	81
Public service	260	148	-	408
	146,079	53,707	(22,052)	177,734
Concessionaries and permission holder
CCEE (7.2.1)	-	119,665	-	119,665
Concessionaries and permission holder	9,089	1,052	-	10,141
	9,089	120,717	-	129,806
Telecommunications	3,043	715	-	3,758
Gas distribution	1,310	282	(48)	1,544
	159,521	175,421	(22,100)	312,842

7.2.1       CCEE

An allowance for impairment loss on trade receivables was recognized on 2015, in the amount of R$119,655 in respect of to the differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Environment (CCEARs) of the Hydroelectric Power Plant Colíder and the difference settlement price. The Company is waiting for Aneel to make a decision about the request for a revision of the schedule for starting the power plant’s operations to reverse that allowance.

8         CRC Transferred to the State Government of Paraná

8.1        Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2015	94,579	1,249,529	1,344,108
Interest	63,581	-	63,581
Monetary variations	2,451	85,396	87,847
Transfers	77,864	(77,864)	-
Amortizations	(133,941)	-	(133,941)
Balance as of September 30, 2015	104,534	1,257,061	1,361,595

8.2        Maturity of noncurrent installments

Parent Company and Consolidated	09.30.2015
2016	27,645
2017	115,140
2018	122,798
2019	130,964
2020	139,674
After 2021	720,840
1,257,061

9         Net Sectorial financial assets

9.1        Composition of net sectorial financial assets balances per tariff cycle

Consolidated	Current assets		Noncurrent assets
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Sectoral financial assets - Electricity rate adjustment recoverable 2014
Fuel Consumption Account - CCC	-	4,254	-	-
Charges for using the transmission system - basic grid	-	14,304	-	-
Electricity purchased for resale - Itaipu	-	2,469	-	-
Charges for system services - ESS	-	(81,703)	-	-
Energy Development Account - CDE	-	1,160	-	-
Incentive Program to Alternative Electricity Sources - Proinfa	-	4,604	-	-
Electricity purchased for resale - CVA Energ	-	162,114	-	-
Transport of energy purchased from Itaipu	-	165	-	-
Other financial components
Overcontracting	-	79,201	-	-
Eletronuclear	-	1,554	-	-
Neutrality	-	(10,670)	-	-
	-	177,452	-	-
Sectoral financial assets - Electricity rate adjustment recoverable 2015
Charges for using the transmission system - basic grid	104,672	41,274	-	41,274
Electricity purchased for resale - Itaipu	-	(55,585)	-	(55,585)
ESS	(300,966)	(144,531)	-	(144,531)
CDE	256,512	7,866	-	7,866
Proinfa	(1,777)	-	-	-
CVA Energ	547,914	220,680	-	220,680
Transport of energy purchased from Itaipu	4,288	946	-	946
Other financial components
Deferral IRT 2013	215,437	140,337	-	140,337
Deferral IRT 2014 (constitution)	486,005	159,364	-	159,364
Extraordinary Tariff Review	(269,645)	-	-	-
Overcontracting	118,167	66,668	-	-
Neutrality	(11,832)	(5,173)	-	-
Financial exposure	14,883	-	-	-
Other financial components	126	-	-	61,495
	1,163,784	431,846	-	431,846
Sectoral financial assets - Electricity rate adjustment recoverable 2016
Charges for using the transmission system - basic grid	3,034	-	9,103	-
Electricity purchased for resale - Itaipu	124,058	-	372,174	-
ESS	(20,063)	-	(60,190)	-
CDE	95,664	-	286,994	-
Proinfa	(4)	-	(11)	-
CVA Energ	(19,605)	-	(58,816)	-
Transport of energy purchased from Itaipu	704	-	2,111	-
Other financial components
Overcontracting	2,582	-	7,745	-
Extraordinary Tariff Review	(127,909)	-	(383,726)	-
Neutrality	11,845	-	35,535	-
Financial exposure	2,163	-	6,489	-
	72,469	-	217,408	-
	1,236,253	609,298	217,408	431,846

9.2        Net changes in sectorial financial assets

	Balance as of				Balance as of
	January 1, 2015	Constitution	Amortization	Updating	September 30, 2015
Fuel Consumption Account - CCC	4,254	-	(4,254)	-	-
Charges for using the transmission system - basic grid	96,852	63,001	(52,402)	9,358	116,809
Electricity purchased for resale - Itaipu	(108,701)	601,030	(2,610)	6,513	496,232
ESS	(370,765)	(169,209)	193,512	(34,757)	(381,219)
CDE (a)	16,892	690,424	(92,828)	24,682	639,170
Proinfa	4,604	(2,284)	(4,240)	128	(1,792)
CVA Energ	603,474	176,245	(366,399)	56,173	469,493
Transport of energy purchased f rom Itaipu	2,057	6,445	(1,702)	303	7,103
Other financial components
Overcontracting	212,537	5,733	(118,590)	28,814	128,494
Deferral IRT	599,402	311,213	(233,814)	24,641	701,442
Extraordinary Tariff Review	-	(842,087)	89,881	(29,074)	(781,280)
Neutrality	(21,016)	42,099	14,615	(150)	35,548
Financial exposure	-	25,326	(4,961)	3,170	23,535
Eletronuclear	1,554	-	(1,554)	-	-
Guarantees	-	160	(42)	8	126
	1,041,144	908,096	(585,388)	89,809	1,453,661
Current	609,298				1,236,253
Noncurrent	431,846				217,408
(a) Aneel published Resolutions nºs 1740/2014, 1856/2015, 1857/2015, 1863/2015 and 1897/2015.

10      Accounts receivable related to the concession

10.1      Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Consolidated
Balance as of January 1, 2015	7,430	6,762,702	(2,344,715)	4,425,417
Capitalization of intangible assets in progress	-	576,439	(95,689)	480,750
Transfers of intagible - Renew al of Copel Distribuição’s Concession	-	583,165	(62,324)	520,841
Transfers from current to noncurrent	34,167	(34,167)	-	-
Transfers to electricity grid use charges - customers	(33,246)	-	-	(33,246)
Transfer from property, plant and equipment	-	1,768	-	1,768
Monetary variations	-	263,305	(127,349)	135,956
Remuneration	-	66,340	-	66,340
Construction income	-	136,783	-	136,783
Write off	-	(24,851)	(13,813)	(38,664)
Balance as of September 30, 2015	8,351	8,331,484	(2,643,890)	5,695,945

10.1.1     Distribution concession contract

The Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013, which maturity occurred on July 7, 2015. Extension of the contractual concessions will take place by means of lawful regulatory conditions to be defined.

The Company expects that the renewal will take place, as long as profitability levels are guaranteed. Considering the provisions of article 42, paragraph two of Law 8,987 that took effect on February 13, 1995, “concessions shall remain valid for the time necessary to initiate procurement proceedings that shall precede the grant of the concessions to replace the current ones, and that period shall not be lower than twenty-four months (24)” and the ordinance 3,592 issued by ANEEL (National Electric Energy Agency) on October 28, 2015, R$569,314, corresponding to 24 repayment installments, was reclassified from Accounts receivable related to the concession to Intangible assets, until proceedings are completed.

10.2      Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Balance
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	143,055
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	39,517
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	50,624
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	16,100
Contract 021/14 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	16,100
Contract 022/14 - TL 500kV Londrina - Assis	16,100

11      Accounts receivable related to the concession extension

On August 18, September 15 and October 15 of 2015, the Company received the portion for February to April of 2015, respectively R$42,171, R$38,454 and R$35,799, and Management expects to receive the other overdue portions on November, 2015, in the amount of R$94,443, as soon as the CDE funds are restored by Concession Authority.

On March 31, 2015, the Company submitted to Aneel the appraisal of the electricity transmission assets comprising the Existing National Grid - RBSE and Other Transmission Facilities - RPC, relating to concession agreement 060/2001, renewed by Law 12783/13.

In June 2015, Aneel (the Brazilian Electricity Regulatory Agency) inspected the Company in order to validate information including the consequent determination of the amount indemnifiable.  Aneel has 30 days counting from the filing to express the acceptance of the evaluation report and further 120 days, as from the acceptance, to validate the information including the consequent determination of the indemnifiable amount, and adjustments may incur in the indemnification basis.

The Company's report was prepared in accordance with the Aneel Normative Resolution 589/2013 which amounts to R$882,300, equal to the investments at the VNR – New replacement value adjusted by the depreciation accumulated through December 31, 2012. The Company is awaiting the conclusion of the proceedings of Aneel.

Due to the expiration of the HPP Rio dos Patos, HPP GPS and HPP Mourão I concessions, Copel Geração e Transmissão depreciated the power plants until the expiration date of concessions and reclassified their residual value of R$58,654, recognized as fixed assets, to "Accounts receivable from the indemnity for the concession”, which will be checked against the indemnity to be set by the Concession Authority.

The Company's management valued these assets by applying the new replacement value methodology established by ANEEL's Resolution 596/2013. Although the Concession Authority has not yet disclosed the way the ROA will be paid and the approval of the investments made by the Company remains uncertain, management expects that the Company will be reimbursed for these assets, which shows the recoverability of the balances recognized on September 30, 2015.

11.1      Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
	Assets	Assets	Consolidated
Balance as of January 1, 2015	301,046	160,217	461,263
Transfer of property, plant and equipment - generation concessions compensation	-	58,654	58,654
Amortizations	96,900	-	96,900
Remuneration	(267,703)	-	(267,703)
Balance as of September 30, 2015	130,243	218,871	349,114

12      Other Receivables

.	Parent Company		Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Transfer CDE (12.1)	-	-	297,780	210,808
Services in progress (a)	10,955	10,795	129,024	96,107
Advance payments to suppliers (b)	5	-	87,725	95,311
Advance for severance estate	-	-	32,787	16,159
Advance payments to employees	2,371	1,537	30,965	24,452
Decommissioning in progress	-	-	27,626	11,211
Other receivables	269	666	57,395	47,094
	13,600	12,998	663,302	501,142
Current	13,600	12,695	627,949	415,818
Noncurrent	-	303	35,353	85,324
(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose, in compliance w ith the applicable regulations.
(b) Refers to advances to suppliers provided on contractual clauses.

12.1      CDE Transfer

The balance due on September 30, 2015 refers to CDE funds to cover tariffs discounts for users of public distribution service since 2013, according to Decree No. 7.891 of January 23, 2013.

ANEEL approved the monthly amount of R$28,697 (Resolution No. 1.763/14) to be transferred to Copel Distribuição, in CDE funds, from June 2014 to May 2015, R$26,712 to cover tariffs discounts and R$1,985 regarding the difference between the estimated and actual sums during the period from February 2013 to May 2014.

Following the publication of Ratification Resolution 1858 on February 27, 2015, which ratifies the results of the extraordinary rate review of the electricity distribution concession operators, the monthly pass-through of Copel Distribuição was changed to R$36,475, for the period March to May 2015.

As a result of Copel Distribuição's 2015 Tariff Adjustment, approved by Resolution 1897, of 06.16.2015, the monthly installment amount was established at R$37,713 for the period from June 2015 to May 2016, and R$8,805 related to the financial settlement for the difference between the  forecast and actual amounts for the period from June 2014 to May 2015.

The Company received in 2014 installments up to the May 2014. Until September 2015, the Company received installments from June to December 2014 and January 2015. In October 2015, received the amount of R$138,122 for the period from February to May 2015. The Company expects to receive the remainder as soon as the CDE has its funds restored with the 2015 quotas.

13      Inventories

Consolidated
Operation / Maintenance	09.30.2015	12.31.2014
Copel Distribuição	93,324	101,399
Copel Geração e Transmissão	29,130	29,389
Copel Telecomunicações	11,358	17,684
Compagás	2,139	2,150
	135,951	150,622

14      Income Tax, Social Contribution and Other Taxes

14.1      Income Tax (IR) and Social Contribution (CSLL)

.	Parent Company		Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Current assets
IR and CSLL paid in advance	122,490	114,730	352,911	448,599
IR and CSLL to be offset against liability	-	(35,818)	(183,935)	(343,525)
	122,490	78,912	168,976	105,074
Noncurrent assets
IR and CSLL paid in advance	76,929	114,195	92,074	128,615
	76,929	114,195	92,074	128,615
Current liabilities
IR and CSLL due	-	38,260	510,403	653,406
IR and CSLL to be offset against asset	-	(35,818)	(183,935)	(343,525)
	-	2,442	326,468	309,881

14.2      Deferred Income Tax and Social Contribution

14.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	September 30, 2015
Noncurrent assets
Provisions for legal claims	101,090	5,498	-	106,588
Amortization - concession	18,598	1,483	-	20,081
Tax losses and negative tax basis	-	38,217	-	38,217
Provision for financing	3,457	-	-	3,457
CPC 33 effects - employee benef its	2,000	-	-	2,000
Allow ance for doubtful debts	1,478	-	-	1,478
Provision for negative equity in subsidiaries	-	1,346	-	1,346
Others	2,751	2,683	-	5,434
	129,374	49,227	-	178,601
(-) Noncurrent liabilities		163	-
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,851	-	(122)	5,729
CPC 08 effects - transaction costs	-	4,083	-	4,083
	31,148	4,083	(122)	35,109
Net	98,226	45,144	122	143,492

Consolidated			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	March 31, 2015
Noncurrent assets
Provisions for legal claims	467,565	55,979	-	523,544
CPC 01 effects - impairment of assets	274,476	-	-	274,476
Private pension and health plans	220,371	26,890	-	247,261
Provision for energy purchases	155,614	35,831	-	191,445
Tax losses and negative tax basis	14,574	78,674	-	93,248
Allow ance for doubtful debts	61,174	56,344	-	117,518
Provision of Research and Development	93,581	22,337	-	115,918
CPC 33 ef fects - employee benef its	83,939	-	-	83,939
ICPC 01 effects - concession contracts	46,259	1,191	-	47,450
Amortization - concession	36,942	1,483	-	38,425
Social security contributions - injunction on judicial deposit	29,607	4,844	-	34,451
Rate flag	-	17,346	-	17,346
Provision for tax losses	17,114	595	-	17,709
Provision for profit sharing	30,438	(21,300)	-	9,138
Others	32,292	8,432	(216)	40,508
	1,563,946	288,646	(216)	1,852,376
(-) Noncurrent liabilities
Sectoral f inancial assets	353,989	140,256	-	494,245
CPC 27 effects - deemed cost	585,781	(36,737)	-	549,044
ICPC 01 effects - concession contracts	19,113	43,823	-	62,936
Deferment of capital gains	39,618	(16,979)	-	22,639
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,946	(96)	(122	5,728
Capitalization of financial charges	5,357	-	-	5,357
Others	18,017	1,260	-	19,277
	1,053,118	131,527	(122)	1,184,523
Net	510,828	157,119	(94)	667,853
Assets presented in the Statement of Financial Position	526,046			667,853
(-) Liabilities presented in the Statement of Financial Position	(15,218)			-
Net	510,828			667,853

14.3      Other recoverable taxes and other taxes due

.	Parent Company		Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Current assets
Recoverable ICMS (VAT)	-	-	57,042	92,247
Recoverable PIS/Pasep and Cofins taxes	-	-	74,295	69,771
PIS/Pasep and Cofins to be offset against liabilities	-	-	(68,964)	(66,263)
Other recoverable taxes	-	-	582	530
	-	-	62,955	96,285
Noncurrent assets
Recoverable ICMS (VAT)	-	-	33,755	34,977
PIS/Pasep and Cofins taxes	-	-	54,725	55,206
Other recoverable taxes	14	-	33,308	33,298
	14	-	121,788	123,481
Current liabilities
ICMS (VAT) payable	-	-	146,530	85,674
PIS/Pasep and Cofins payable	1,304	5,568	112,109	97,758
PIS/Pasep and Cofins to be offset against assets	-	-	(68,964)	(66,263)
IRRF on JSCP	-	-	-	2,222
Ordinary financing of taxes w ith the federal tax authorities	-	-	44,106	-
Other taxes	67	29	10,343	17,938
	1,371	5,597	244,124	137,329
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,300	820	101,466	87,129
Ordinary financing of taxes w ith the federal tax authorities	-	-	154,369	-
Other taxes	-	-	391	-
	1,300	820	256,226	87,129

14.4      Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

.	Parent Company		Consolidated
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Income before IRPJ and CSLL	751,989	934,912	1,278,175	1,495,590
IRPJ and CSLL (34%)	(255,676)	(317,870)	(434,580)	(508,501)
Tax effects on:	-	-	-	-
Equity in income	300,395	351,050	46,555	40,817
Dividends	238	201	238	201
Finam	-	432	-	432
Non deductible expenses	(30)	(13)	(3,080)	(4,866)
Tax incentives	-	(20)	2,131	5,446
Income and social contribution tax loss carry-forw ards	-	-	369	36,303
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(32,812)	(749)
Others	-	-	6,443	79
Current IRPJ and CSLL	(217)	-	(571,855)	(674,926)
Deferred IRPJ and CSLL	45,144	33,780	157,119	244,088
Effective rate - %	-6.0%	-3.6%	32.4%	28.8%

In relation to the provisions introduced by Law 12973/2014 and Normative Instruction 1515/2014, which made changes to the IRPJ, CSLL, PIS and Cofins taxes effective from January 1, 2015, from this date, the Company and its wholly owned subsidiaries have been ascertaining their taxes by applying the provisions of those laws.

15      Judicial Deposits

.		Parent Company		Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Taxes claims	270,680	272,462	455,309	437,100
Labor claims	1,026	1,085	159,503	144,251
Civil
Suppliers	-	-	2,828	95,558
Civil	389	389	82,567	43,412
Easements	-	-	7,761	8,036
Customers	-	-	3,519	3,391
	389	389	96,675	150,397
Others	-	-	3,325	4,505
	272,095	273,936	714,812	736,253

16      Related parties

.	Parent Company		Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Controlling shareholders
State of Paraná (16.1)	153,300	137,137	153,300	137,137
	153,300	137,137	153,300	137,137
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	24,000	202,617	-	-
Copel Distribuição	89,491	124,791	-	-
Copel Telecomunicações	31,300	31,300	-	-
Compagás	3,656	7,312	-	-
Elejor	25,310	3,189	-	-
UEG Araucária	-	6,267	-	-
Others	1,031	968	-	-
	174,788	376,444	-	-
Structure Sharing
Copel Renováveis	312	1,137	-	-
Copel Participações	135	788	-	-
	447	1,925	-	-
Financing tranferred - STN
Copel Distribuição (16.2)	106,491	71,197	-	-
	106,491	71,197	-	-
Mutual
Copel Telecomunicações (16.3)	3,711	-	-	-
	3,711	-	-	-
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Sanepar	6,590	6,211	6,590	6,211
Dominó Holdings	-	1,211	4,257	4,072
Integração Maranhense	-	-	1,069	227
Matrinchã	-	-	8,116	8,116
Guaraciaba	-	-	3,930	3,930
Others	127	-	714	3,776
.	6,717	7,422	24,676	26,332
Mutual
Voltalia São Miguel do Gostoso	24,229	-	24,229	-
.	24,229	-	24,229	-
Other investments	11	-	11	-
	469,694	594,125	202,216	163,469
Current assets - Dividends receivable	181,516	383,866	24,687	26,332
Current assets - related parties	447	1,925	-	-
Noncurrent assets	287,731	208,334	177,529	137,137

16.1      Credit related to “Luz Fraterna”

During the 2065th Board Meeting held on September 9, 2013, Copel’s board approved the transfer of the debt owed by the Parana State Government for the Luz Fraterna Program from Copel Distribuição S.A. to Copel. They also approved a change in procedures so that future debts originating from that government program are assumed by Copel

On May 13, 2014, Aneel approved the transaction by issuing decision number 1,560. On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014. In this context, in 2014, was transferred the amount of R$21,441 and in 2015, the amount of R$16,163. Copel in turn is due to pass the same amount on to Copel Distribuição to settle overdue bills.

If Copel defaults on its obligation to pass the funds on to Copel Distribuição, the amounts will be adjusted for inflation using the IGP-M applicable until the actual transfer.

Under the Credit Assignment Agreement Copel will issue a debt note against Parana State Government. An adjustment for inflation using the IGP-M and monthly interest of 1% will be applied to the amount due from the date the debt note is issued until its actual payment by the Parana State Government.

16.2      Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 22).

16.3      Loan - Copel Telecomunicações S.A.

On June 12, 2015, Copel Telecomunicações S.A. (Borrower) entered into a loan agreement with Copel (Lender) in the amount of R$20,000 to fund the borrower's investments. The agreement will be effective through December 31, 2016 and bears interest at the rate of 111.5% of the CDI (interbank deposit certificate). The amounts of R$3,800, released on June 15, 2015, and of R$3,600, released on August 3,2015, have already been settled, generating finance income of R$113.

16.4      Loan - Voltalia São Miguel do Gostoso Participações S.A.

On 02.03.2015, a loan agreement was signed between Copel (Lender) and Voltalia São Miguel do Gostoso Participações S.A. (Borrower), in the amount of R$29,400, with a two year term and a remuneration of 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the Borrower's activities and business.  In 2015, a financial income of R$2,349 was recorded.

17      Investments

17.1      Changes in investments

Parent Company	Balance as of January 1, 2015	Equity	Equity valuation adjustments	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Balance as of September 30, 2015
Subsidiaries (17.2)
Copel Geração e Transmissão	6,484,578	704,463	330	-	-	(1,253,544)	5,935,827
Copel Distribuição	4,329,575	98,199	86	939,000	-	-	5,366,860
Copel Telecomunicações	417,157	43,428	-	39,600	-	-	500,185
Copel Renováveis	(2,145)	(7,104)	-	9,249	-	-	-
Copel Participações	228,382	12,394	6,580	1,500	-	-	248,856
UEG Araucária	190,415	55,672	-	-	-	(44,266)	201,821
Compagás	141,793	9,403	-	-	-	-	151,196
Elejor	59,370	4,232	-	-	-	(30,490)	33,112
Elejor - concession rights	16,024	-	-	-	(565)	-	15,459
São Bento	129,021	(30,967)	-	62,975	-	-	161,029
São Bento - concession rights	88,837	-	-	-	(2,123)	-	86,714
Cutia	56,278	(1,171)	-	16,525	-	-	71,632
Cutia - direito de autorização	8,712	-	-	-	-	-	8,712
Nova Asa Branca I	12,337	(6,961)	-	24,400	-	(2)	29,774
Nova Asa Branca I - concession rights	54,979	-	-	-	(279)	-	54,700
Nova Asa Branca II	15,362	(6,138)	-	7,000	-	(2)	16,222
Nova Asa Branca II - concession rights	55,087	-	-	-	-	-	55,087
Nova Asa Branca III	15,764	(8,435)	-	53,300	-	(2)	60,627
Nova Asa Branca III - direito de autorização	53,342	-	-	-	(126)	-	53,216
Nova Eurus IV	11,693	(7,652)	-	36,550	-	(2)	40,589
Nova Eurus IV - concession rights	56,583	-	-	-	(210)	-	56,373
Santa Maria	62,024	975	-	-	-	(16)	62,983
Santa Maria - concession rights	29,421	-	-	-	(402)	-	29,019
Santa Helena	68,189	132	-	-	-	(39)	68,282
Santa Helena - concession rights	31,674	-	-	-	(397)	-	31,277
Ventos de Santo Uriel	15,034	(334)	-	13,600	-	-	28,300
Ventos de S. Uriel - concession rights	14,871	-	-	-	(167)	-	14,704
	12,644,357	860,136	6,996	1,203,699	(4,269)	(1,328,363)	13,382,556
Joint Ventures (17.3)					-
Voltalia São Miguel do Gostoso I	52,421	(3,988)	-	7,805	-	(127)	56,111
Voltalia São Miguel do Gostoso - concession rights	11,693	-	-	-	(94)	-	11,599
Paraná Gás (17.3.1)	-	-	-	114	-	-	114
	64,114	(3,988)	-	7,919	(94)	(127)	67,824
Associates (17.4)
Sanepar	282,311	23,591	8,419	-	-	(15,492)	298,829
Dona Francisca Energética	53,908	5,740	-	-	-	(13,687)	45,961
Foz do Chopim Energética	14,907	7,636	-	-	-	(8,110)	14,433
Carbocampel	1,521	(2)	-	19	-	-	1,538
Dois Saltos	720	(599)	-	-	-	-	121
Copel Amec	192	6	-	-	-	-	198
Escoelectric	134	(41)	-	148	-	-	241
	353,693	36,331	8,419	167	-	(37,289)	361,321
Other investments
Finam	1,322	-	-	-	-	-	1,322
Finor	223	-	(44)	-	-	-	179
Investco S.A.	9,394	-	60	-	-	-	9,454
Other investments	6,692	-	(376)	-	-	-	6,316
	17,631	-	(360)	-	-	-	17,271
	13,079,795	892,479	15,055	1,211,785	(4,363)	(1,365,779)	13,828,972

Consolidated	Balance as of January 1, 2015	Equity	Equity valuation adjustments	Investiment/ Advance for future capital increase	Proposed dividends and JCP	Amortization	Balance as of September 30, 2015
Joint Ventures (17.3)
Dominó Holdings	225,334	17,220	6,580	-	(10,413)	-	238,721
Voltalia	52,421	(3,988)	-	7,805	(127)	-	56,111
Voltalia - direito de autorização	11,693	-	-	-	-	(94)	11,599
Paraná Gás (17.3.1)	-	-	-	114	-	-	114
Costa Oeste	23,924	4,861	-	2,984	-	-	31,769
Marumbi	63,747	10,141	-	2,211	-	-	76,099
Transmissora Sul Brasileira	73,291	1,421	-	664	-	-	75,376
Caiuá	44,761	7,330	-	-	-	-	52,091
Integração Maranhense	91,835	12,128	-	2,352	(841)	-	105,474
Matrinchã	443,262	38,752	-	132,177	-	-	614,191
Guaraciaba	145,979	16,917	-	76,848	-	-	239,744
Paranaíba	68,308	8,670	-	22,050	-	-	99,028
Mata de Santa Genebra	26,151	740	-	2,756	-	-	29,647
Cantareira	15,273	378	-	23,352	-	-	39,003
	1,285,979	114,570	6,580	273,313	(11,381)	(94)	1,668,967
Associates (17.4)
Sanepar	282,311	23,591	8,419	-	(15,492)	-	298,829
Dona Francisca	53,908	5,740	-	-	(13,687)	-	45,961
Foz do Chopim	14,907	7,636	-	-	(8,110)	-	14,433
Carbocampel	1,521	(2)	-	19	-	-	1,538
Dois Saltos	720	(599)	-	-	-	-	121
Copel Amec	192	6	-	-	-	-	198
Escoelectric	134	(41)	-	148	-	-	241
	353,693	36,331	8,419	167	(37,289)	-	361,321
Other investments
Finam	1,322	-	-	-	-	-	1,322
Finor	223	-	(44)	-	-	-	179
Investco S.A.	9,394	-	60	-	-	-	9,454
Assets for future use	1,652	-	-	-	-	-	1,652
Other investments	7,887	-	(376)	-	-	-	7,511
	20,478	-	(360)	-	-	-	20,118
	1,660,150	150,901	14,639	273,480	(48,670)	(94)	2,050,406

17.2      Subsidiaries

	Headquarters	Main activity	Interest %
09.30.2015			Copel	Copel GeT	Copel Ren	São Bento	Cutia	Noncontrolling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100	-	-	-	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100	-	-	-	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication	100	-	-	-	-	-
Copel Renováveis S.A.	Curitiba/PR	Production of electricity from w ind sources	100	-	-	-	-	-
Copel Participações S.A.(Copel PAR)	Curitiba/PR	Control and management of interests	100	-	-	-	-	-
Copel Brisa Potiguar S.A. (17.2.1)	Curitiba/PR	Control and management of interests	-	-	100	-	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100	-	-	-	-	-
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100	-	-	-	-	-
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Cutia Empreendimentos Eólicos SPC S.A.	São Paulo/SP	Control and management of interests	100	-	-	-	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51	-	-	-	-	49
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70	-	-	-	-	30
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20	60	-	-	-	20
São Bento Energia, Investimentos e Participações S.A.	São Paulo/SP	Control and management of interests	100	-	-	-	-	-
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Guajiru S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Jangada S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Potiguar S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Cutia S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Maria Helena S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Paraíso dos Ventos do
Nordeste S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-

(a) Pre-operating stage.

17.2.1     Copel Brisa Potiguar S.A.

On 01.21.2015, the joint stock company Copel Brisa Potiguar S.A., wholly owned subsidiary of Copel Renováveis S.A., was incorporated with the purpose of performing the management of the windfarm enterprises related to the following Special Purpose Companies - SPCs:  Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A., Santa Maria Energias Renováveis S.A., Santa Helena Energias Renováveis S.A. and Ventos de Santo Uriel S.A..

17.2.2     Summarized financial statements of subsidiaries with non-controlling interest

09.30.2015	Compagás	Elejor	UEG Araucária

ASSETS	582,017	703,772	1,214,215
Current assets	218,112	55,772	818,856
Noncurrent assets	363,905	648,000	395,359
LIABILITIES	582,017	703,772	1,214,215
Current liabilities	235,700	153,371	189,250
Noncurrent liabilities	49,852	503,096	15,860
Equity	296,465	47,305	1,009,105
STATEMENT OF INCOME
Operating revenues	1,228,211	175,343	1,406,826
Operating costs and expenses	(1,200,175)	(90,474)	(1,029,227)
Financial results	1,026	(74,968)	41,737
Income tax and social contribution	(10,623)	(3,855)	(140,970)
Net income for the period	18,439	6,046	278,366
Total comprehensive income	18,439	6,046	278,366

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	1,062	46,810	284,304
Cash flow s from investiment activities	(62,636)	(932)	(27,339)
Cash flow s from financing activities	(1,296)	(42,412)	(252,670)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(62,870)	3,466	4,295
Cash and cash equivalents at the beginning of the period	99,424	28,732	2,962
Cash and cash equivalents at the end of the period	36,554	32,198	7,257
CHANGE IN CASH AND CASH EQUIVALENTS	(62,870)	3,466	4,295

17.3      Joint ventures

				Interest %
09.30.2015	Headquarters	Main activity	Equity + Advance for future capital increase	Copel	Copel PAR	Copel GeT	Book value of share capital

Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	487,185	-	49.00	-	238,721
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	62,293	-	-	51.00	31,769
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	95,124	-	-	80.00	76,099
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	376,881	-	-	20.00	75,376
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	106,308	-	-	49.00	52,091
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	215,253	-	-	49.00	105,474
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	1,253,452	-	-	49.00	614,191
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	489,274	-	-	49.00	239,744
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	404,197	-	-	24.50	99,028
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	59,176	-	-	50.10	29,647
Cantareira Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	79,598	-	-	49.00	39,003
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	114,512	49.00	-	-	56,111
Paraná Gás Exploração e Produção S.A. (a) (17.3.1)	Curitiba/PR	Exploration of natural gas	381	30.00	-	-	114

(a) Pre-operating stage

17.3.1     Paraná Gás Exploração e Produção S.A.

In February 2015, a deposit was made in a Banco do Brasil account to realize registration at the board of trade of R$114 referring to part of the capital subscribed in the company Paraná Gás Exploração e Produção S.A. which is in the process of being incorporated and in which Copel will hold an interest of 30%.

17.3.2     Main groups of assets, liabilities and results of joint ventures

09.30.2015	Dominó (a)	Costa Oeste	Marumbi	Transmis- sora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira	Voltalia
ASSETS	495,890	101,670	158,433	742,993	237,080	468,884	2,061,673	962,072	825,407	534,996	89,233	123,910
Current assets	19,024	6,021	8,089	49,625	24,065	33,076	22,465	19,031	21,406	385,643	9,464	754
Cash and cash equivalents	3,027	3,837	6,418	23,571	3,033	160	3,954	15,786	17,211	384,815	7,927	51
Other current assets	15,997	2,184	1,671	26,054	21,032	32,916	18,511	3,245	4,195	828	1,537	703
Noncurrent assets	476,866	95,649	150,344	693,368	213,015	435,808	2,039,208	943,041	804,001	149,353	79,769	123,156

LIABILITIES	495,890	101,670	158,433	742,993	237,080	468,884	2,061,673	962,072	825,407	534,996	89,233	123,910
Current liabilities	8,705	5,429	9,884	43,487	27,620	72,574	85,869	428,928	395,021	472,835	1,304	299
Financial liabilities	-	3,077	5,129	20,943	7,304	13,049	47,533	414,845	393,074	471,726	-	-
Other current liabilities	8,705	2,352	4,755	22,544	20,316	59,525	38,336	14,083	1,947	1,109	1,304	299
Noncurrent liabilities	-	33,948	53,425	322,625	103,152	185,857	992,103	200,702	26,189	2,985	55,987	9,099
Financial liabilities	-	30,628	48,621	317,309	78,454	129,424	622,592	-	-	-	-	-
Advance for future capital increas	-	-	-	-	-	4,800	269,751	156,832	-	-	47,656	-
Other noncurrent liabilities	-	3,320	4,804	5,316	24,698	51,633	99,760	43,870	26,189	2,985	8,331	9,099
Equity	487,185	62,293	95,124	376,881	106,308	210,453	983,701	332,442	404,197	59,176	31,942	114,512

STATEMENT OF INCOME
Net operating income	-	14,120	35,056	61,471	29,427	99,983	568,316	230,444	445,005	87,802	42,704	-
Operating costs and expenses	(711)	(2,337)	(19,139)	(29,089)	(1,212)	(53,408)	(444,998)	(173,715)	(390,301)	(82,632)	(40,669)	(38)
Financial results	(10,508)	(1,444)	(1,729)	(22,718)	(4,240)	(7,440)	(772)	(1,848)	99	(709)	321	-
Equity in income of subsidiaries	46,368	-	-	-	-	-	-	-	-	-	-	(8,101)
Income tax and social contribution	(6)	(807)	(1,512	(2,562)	(9,017)	(14,385)	(43,460)	(20,358)	(19,413)	(2,984)	(1,585)	-
Profit (loss) for the period	35,143	9,532	12,676	7,102	14,958	24,750	79,086	34,523	35,390	1,477	771	(8,139)
Other comprehensive income	13,429	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	48,572	9,532	12,676	7,102	14,958	24,750	79,086	34,523	35,390	1,477	771	(8,139)
(a) Balances adjusted to accounting practices

17.4      Associates

09.30.2015	Headquarters	Main activity	Equity + Advance for future capital increase	Interest %	Book value of share capital
Cia. de Saneamento do Paraná - Sanepar	Curitiba/PR	Basic sanitation	3,918,970	7.6252	298,829
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	199,566	23.0303	45,961
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	40,349	35.77	14,433
Carbocampel S.A.	Figueira/PR	Coal exploration	3,139	49.00	1,538
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Pow er	402	30.00	121
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	413	48.00	198
Escoelectric Ltda.	Curitiba/PR	Services	602	40.00	241
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage
(b) Investment reduced to zero in 2013 due to the impairment tests

17.4.1     Main groups of assets, liabilities and results of associates

09.30.2015	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
ASSETS	8,072,290	217,425	45,821
Current assets	776,979	42,574	7,607
Noncurrent assets	7,295,311	174,851	38,214
LIABILITIES	8,072,290	217,425	45,821
Current liabilities	830,174	16,735	1,602
Noncurrent liabilities	3,323,146	1,124	3,870
Equity	3,918,970	199,566	40,349
STATEMENT OF INCOME
Net operating income	2,134,203	51,838	35,761
Operating costs and expenses	(1,617,379)	(21,090)	(13,376)
Financial income (expense)	(113,540)	3,994	137
Income tax and social contribution	(99,897)	(9,818)	(1,173)
Profit (loss) for the period	303,387	24,924	21,349
Other comprehensive income	110,412	-	-
Total comprehensive income for the period	413,799	24,924	21,349
(a) Balances adjusted to accounting practices

18      Property, Plant and Equipment

18.1      Asset by type of account – in service and in progress

Consolidated	Cost	Accumulated depreciation	09.30.2015	Cost	Accumulated depreciation	12.31.2014
In service
Reservoirs, dams and aqueducts	7,620,521	(4,751,788)	2,868,733	7,619,405	(4,642,025)	2,977,380
Machinery and equipment	5,689,071	(2,748,105)	2,940,966	5,256,847	(2,720,761)	2,536,086
Buildings	1,651,859	(1,059,354)	592,505	1,520,232	(1,029,827)	490,405
Land	277,620	(7,258)	270,362	277,620	(5,214)	272,406
Vehicles	48,513	(35,869)	12,644	44,388	(33,183)	11,205
Aircraft	17,067	(8,330)	8,737	17,067	(5,770)	11,297
Furniture and tools	16,713	(10,415)	6,298	16,774	(9,935)	6,839
(-) Concession extension reclassification (Note 11)	(1,440,015)	1,382,920	(57,095)	-	-	-
(-) Provision for impairment (a)	(46,571)	-	(46,571)	(46,571)	-	(46,571)
(-) Special Obligations	(13)	-	(13)	(14)	-	(14)
	13,834,765	(7,238,199)	6,596,566	14,705,748	(8,446,715)	6,259,033
In progress
Cost	2,863,773	-	2,863,773	2,805,865	-	2,805,865
(-) Provision for impairment (a)	(760,710)	-	(760,710	(760,710)	-	(760,710)
	2,103,063	-	2,103,063	2,045,155	-	2,045,155
	15,937,828	(7,238,199)	8,699,629	16,750,903	(8,446,715)	8,304,188
(a) Refers to concession assets for electricity generation.

18.2      Changes in Property, Plant and Equipment

Consolidated	Balance as of January 1, 2015	Additions	Depreciation	Write-offs	Transfers	Balance as of September 30, 2015
In service
Reservoirs, dams and aqueducts	2,977,380	-	(109,791)	-	1,116	2,868,705
Machinery and equipment	2,536,087	-	(146,612)	(16,629)	576,520	2,949,366
Buildings	490,403	-	(24,940)	(50)	118,865	584,278
Land	272,407	-	(2,044)	-	-	270,363
Vehicles	11,204	-	(2,757)	(78)	4,238	12,607
Aircraft	11,297	-	(2,560)	-	1	8,738
Furniture and tools	6,839	-	(642)	(289)	280	6,188
(-) Concession extension reclassification	-	(58,654)	1,559	-	-	(57,095)
(-) Provision for impairment	(46,571)	-	-	-	-	(46,571)
(-) Special Obligations	(14)	-	1	-	-	(13)
	6,259,032	(58,654)	(287,786)	(17,046)	701,020	6,596,566
In progress
Cost	2,805,866	763,849	-	(568)	(705,374)	2,863,773
(-) Provision for impairment	(760,710)	-	-	-	-	(760,710)
	2,045,156	763,849	-	(568)	(705,374)	2,103,063
	8,304,188	705,195	(287,786)	(17,614)	(4,354)	8,699,629

18.3      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155, in December 2013 was released the amount of R$840,106 as note 22.

The schedule for the beginning of operations went through a few adjustments.  Unit 1's date for the beginning of commercial operations, initially forecast for 04.30.2016, was transferred to the second semester of 2016.  Due to a delay in the construction work's schedule, a provision was recorded for impairment loss for the assets in December 2014, in the amount of R$678,529, as per Note 18.11 of the financial statements for the year ended 12.31.2014.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$145.26/MWh as of September 30, 2015. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. Copel Geração e Transmissão submitted an application to Aneel to exclude its responsibility, so that the obligation to supply energy could be extended. The application is being analyzed by Aneel.

The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on September 30, 2015 totaled R$1,889,436.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$160,897 as of September 30, 2015.

18.4      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The expenditures on this project on September 30, 2015 totaled R$14,359.

18.5      Consórcio Empreendedor Baixo Iguaçu

Copel Geração e Transmissão participates with 30% in the consortium to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in Paraná State.

The start of commercial operation of Unit 1 is scheduled for December 31, 2017 and Units 2 and 3 for January and February 2018, respectively, and should be changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, and that paralyzed the works as of its receipt on July 7, 2014.

In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work immediately. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, the consortium is taking action to allow construction work to be resumed as soon as possible.

As of September 30, 2015 the expenses incurred on this venture amounted to R$246,622.

18.6      Commitments with wind farms

Total commitments assumed with suppliers of equipment and services related to wind farms amounted to R$252,320 on September 30, 2015.

19      Intangible Assets

19.1      Changes in intangible assets

			Concession contract		Concession and authorization rights	Other
	in	in	Special liabilities
	service	progress	in service	progress		in service	in progress	Consolidated
Balance as of January 1, 2015	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156
Acquisitions	-	728,301	-	-	-	-	7,622	735,923
Customers contributions	-	-	-	(184,239)	-	-	-	(184,239)
ANEEL grant - use of public property	-	896	-	-	-	-	-	896
Transfers to accounts receivable related to concession -
Renew al of Copel Distribuição’s Concession	527,834	(1,110,999)	(168,180)	230,504	-	-	-	(520,841)
Transfers from property, plant and equipment	-	-	-	-	-	-	2,587	2,587
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(576,439)	-	95,689	-	-	-	(480,750)
Capitalizations for intangible in service	336,159	(336,159)	(57,696)	57,696	-	4,901	(4,901)	-
Amortization of quotas - concession and authorization	(257,692)	-	51,491	-	(4,269)	(6,749)	-	(217,219)
Amortization of quotas - Pasep/Cofins credits	(10,921)	-	2,028	-	-	14	-	(8,879)
Write-offs	471	(17,824)	(287)	-	-	(3)	(64)	(17,707)
Balance as of September 30, 2015	1,093,140	123,239	(196,981)	-	419,453	22,916	22,160	1,483,927

20      Payroll, Social Charges and Accruals

	Parent Company			Consolidated
Consolidated	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Social security liabilities
Taxes and social contribution	1,914	2,680	27,642	35,975
Social security charges on paid vacation and 13th	2,799	2,006	41,311	32,306
	4,713	4,686	68,953	68,281
Labor liabilities
Payroll, net	-	23	1,248	1,252
Vacation and 13th salary	8,463	5,441	127,776	89,830
Profit sharing	1,168	2,643	29,858	93,153
Others	-	-	9	102
	9,631	8,107	158,891	184,337
	14,344	12,793	227,844	252,618

21      Suppliers

Consolidated		09.30.2015	12.31.2014
Energy supplies (21.1)		1,018,301	757,174
Materials and supplies		522,647	509,674
Natural gas for resale		174,054	252,103
Charges for use of grid system		111,016	85,879
		1,826,018	1,604,830
	Current	1,811,769	1,587,205
	Noncurrent	14,249	17,625

21.1      CCEE

On July 1, 2015, Copel Geração e Transmissão, as a co-plaintiff in a lawsuit filed by the Brazilian Association of Independent Electricity Producers - Apine, obtained a prohibitory injunction granted by the 20th Federal Court of Brasilia prohibiting ANEEL from adjusting the Energy Reallocation Mechanism - MRE for the group of companies associated with Apine if the total amount of MRE is lower than the percentage of the maximum megawatts of energy that may be used to prove that demand is met or may be marketed under purchase and sale agreements, until there is a hearing to finally determine the matter in dispute. This injunction was granted by a lower court judge and both ANEEL and the federal government may appeal. Given that the Company's legal counsel considers that a favorable ruling on the merits of the case is possible, R$125,258 was recognized in profit or loss as energy cost and the R$57,046 received upon the settlement made at the Electricity Trade Chamber (CCEE) in August was recognized as a liability. On September 30, 2015 the liability payable to CCEE and calculated by applying the Energy Adjustment Factor - GSF is R$182,304.

21.2      Main Power purchase agreements

The power purchase agreements signed in the regulated power-trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

	Supply period	Energy purchased (annual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of power from existing facilities
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
12th Auction-Product 2014 18M	01/01/2014 to 06/30/2015	9.67	12.17.2013	165.20
12th Auction-Product 2014 36M	01/01/2014 to 12/31/2016	162.86	12.17.2013	149.99
13th Auction-Product 2014 - DIS	05/01/2014 to 12/31/2019	109.05	04.30.2014	262.00
13th Auction-Product 2014 - QTD	05/01/2014 to 12/31/2019	278.97	04.30.2014	271.00
14th Auction-Product 2015 - 03 DIS	05/01/2014 to 12/31/2017	13.28	12.05.2014	191.99
14th Auction-Product 2015 - 03 QTD	05/01/2014 to 12/31/2017	17.32	12.05.2014	201.00
18th Auction-Product 2015 06M	01/01/2015 to 06/30/2015	148.76	01.15.2015	385.87
		836.97
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	24.75	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.44	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		624.17
Structuring projects auction
Santo Antonio	2012 to 2041	126.38	12.10.2007	78.87
Jirau	2013 to 2042	247.00	05.19.2008	71.37
		373.38

22      Loans and Financing

								Consolidated
Contracts		Company	Issue Date	Number of installment	Final maturity	Annual rate p.y. (interest + commission)	Principal	09.30.2015	12.31.2014
Foreign currency
	STN
(1)	Par Bond	Copel	05.20.1998	1	01.11.2024	6,0% + 0,20%	17,315	63,280	42,107
(1)	Discount Bond	Copel	05.20.1998	1	01.11.2024	1,1875%+0,20%	12,082	43,211	29,090
Total foreign currency								106,491	71,197

Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	3	08.15.2015	98,5% of DI	350,000	118,112	173,240
(3)	21/02248-8	Copel DIS	06.22.2011	1	05.16.2018	109,0% of DI	150,000	156,343	205,642
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106,0% of DI	151,000	189,726	171,209
(5)	CCB 330600773	Copel DIS	07.11.2014	3	07.11.2019	111,8% of DI	116,667	118,771	121,175
(5)	NCI 330600132	Copel	02.28.2007	3	02.28.2019	107,8% of DI	231,000	232,469	239,075
(5)	NCI 330600151	Copel	07.31.2007	3	07.31.2017	111,0% of DI	18,000	12,254	18,878
(5)	NCI 330600609	Copel	08.19.2011	2	07.21.2016	109,41% of DI	600,000	-	629,266
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109,40% of DI	640,005	647,492	-
								1,475,167	1,558,485
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5,5% à 6,5% + 2,0%	307,713	25,143	50,237
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	9	11
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	262	311
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	101	119
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	135	154
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	58	72
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	37	99
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	918	1,737
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5,0% + 1,0%	74,340	10,918	13,588
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5,0% + 1,0%	109,642	43,780	50,455
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5,0% + 1,0%	63,944	11,921	13,154
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5,0% + 1,5%	5,095	487	824
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,230	-
								98,999	130,761
	Finep
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	4%	35,095	15,815	18,344
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	3,5% + TR	17,103	13,065	14,824
								28,880	33,168
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1,63% above TJLP	169,500	140,842	149,196
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1,82% above TJLP	42,433	32,223	34,451
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1,42% above TJLP	2,290	1,739	1,859
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1,36% above TJLP	73,122	64,309	67,700
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1,49% above TJLP	1,041,155	897,781	850,782
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1,49% and 1,89% above TJLP	17,644	16,342	17,273
(16)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2,09% p.y. above TJLP	41,583	35,854	30,008
(16)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2,09 p.y. above TR BNDES	17,821	20,400	17,874
(17)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	48,601	52,170
(18)	11211521	GE Farol	03.19.2012	192	06.15.2030	2,34% p.y. above TJLP	54,100	55,891	58,635
(18)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2,34% p.y. above TJLP	40,050	41,320	43,349
(18)	11211541	GE S.B. Norte	03.19.2012	192	06.15.2030	2,34% p.y. above TJLP	90,900	93,710	98,311
(18)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2,34% p.y. above TJLP	97,000	99,661	104,533
								1,548,673	1,526,141
	Banco do Brasil
	Repasse BNDES
(19)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	140,840	149,198
								140,840	149,198
Total local currency								3,292,559	3,397,753
								3,399,050	3,468,950
							Current	274,064	867,626
						Noncurrent		3,124,986	2,601,324

		Issue	Number of	Final	Annual rate p.y.		Parent Company
Contracts		Date	installment	maturity	(interest + commission)	Principal	09.30.2015	12.31.2014
Moeda estrangeira
	STN
(1)	Par Bond	05.20.1998	1	01.11.2024	6,0% + 0,20%	17,315	63,280	42,107
(1)	Discount Bond	05.20.1998	1	01.11.2024	1,1875%+0,20%	12,082	43,211	29,090
							106,491	71,197
Moeda nacional
	Banco do Brasil
(5)	NCI 330600132	02.28.2007	3	02.28.2019	107,8% of DI	231,000	232,469	239,075
(5)	NCI 330600151	07.31.2007	3	07.31.2017	111,0% of DI	18,000	12,254	18,878
(5)	NCI 330600609	08.19.2011	2	07.21.2016	109,41% of DI	600,000	-	629,266
(5)	CCB 306.401.381	07.21.2015	2	07.21.2018	109,40% of DI	640,005	647,492	-
							892,215	887,219
							998,706	958,416
						Circulante	29,695	349,753
					Não circulante		969,011	608,663

Banco do Brasil: annual installments

(2) Installments in the amount of R$ 58,334, falling due on February 2, 2017, and February 2, 2018. The proportional interest is paid half-yearly.

(3) Installments in the amount of R$ 75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.

(4) Together w ith the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018.

(5) Contract CCB 330600773: Installments in the amount of R$ 38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.

     Contract NCI 330600132: Installments in the amount of R$ 77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019. The interest is paid half-yearly.

     Contract NCI 330600151: Installments in the amount of R$ 6,000, falling due on July 31, 2015, July 31, 2016 and July 31, 2017. The interest is paid half-yearly.

Contract NCI 330600609: paid in July 21, 2015 w ith the contract CCB 306401381 resources.

     Contract CCB 306401381: Installments in the amount of R$ 320,003, falling due on July 21, 2017, and July 21, 2018. The interest is paid half-yearly.

Allocation:

(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62. (2) (3) (4) Working capital.

(5) Paying the debts.

(6) Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system. (7) National Program for Watering - Proni.

(8) Rural Electricity Program - Luz para Todos .

(9) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).

(10) (19) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul. (11) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.

(12) Purchase of machinery and equipment for implementation of the transmission line described above. (13) Implementation of Cavernoso II SHP.

(14) Implementation of HPP Colíder and associated transmission system. (15) Implementation of the 230/138kV Cerquilho III Substation.

(16) Investment in preservation of businesses, improvements, operational support and general investments in expansion. (17) National machinery and equipment accredited by BNDES.

(18) Construction and implementation of w ind generating plant.

Guarantees :

(1) Company’s centralized revenues account. Deposited Collateral (Note 6.1): Par Bond in the amount of R$ 49,406 (R$ 33,525 on 12.31.2014), and Discount Bond in the amount of R$ 34,618 (R$ 23,431 on 12.31.2014).

(2) (3) Pledge until 360 days.

(2) (3) (4) (5) Credit assignment.

(6) (7) (8) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.

(9) Withhold the amounts from the checking account in w hich revenues are deposited.

(10) (13) (19) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(11) (12) Fiduciary assignment of rights under the Concession Agreement no. 027/2009-ANEEL, Transmission Service Provision Contract no. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(14) Fiduciary assignment of rights under the Concession Agreement no. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and Sadia S.A.

(15) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission no. 015/2010-ANEEL, signed betw een Copel and the Federal Government.

(16) (17) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(18) Pledge of shares of subsidiaries belonging to the Company; fiduciary assignment of receivables from electricity sales revenue; fiduciary assignment of machinery and equipment assembled or built w ith the proceeds from this contract.

22.1      Breakdown of loans and financing by currency and index

Index and change in foreign currencies				Consolidated
accumulated in the period (%)		09.30.2015%		12.31.2014%
Foreign currency
U.S. Dolar	49.57	106,491	3.13	71,197	2.05
		106,491	3.13	71,197	2.05
Local currency
TJLP	30.00	1,620,512	47.68	1,605,429	46.28
Ufir	0.00	73,856	2.17	80,524	2.32
Finel	1.24	25,143	0.74	50,236	1.45
CDI	22.13	1,475,166	43.40	1,558,486	44.93
TR	1.25	13,065	0.38	14,824	0.43
IPCA	7.64	20,400	0.60	17,821	0.51
Without indexer	-	64,417	1.90	70,433	2.03
		3,292,559	96.87	3,397,753	97.95
		3,399,050	100.00	3,468,950	100.00
	Current	274,064		867,626
	Noncurrent	3,124,986		2,601,324

22.2      Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
09.30.2015	currency	currency	Total	currency	currency	Total
2016	-	2,995	2,995	-	56,875	56,875
2017	-	393,997	393,997	-	774,869	774,869
2018	-	391,002	391,002	-	771,035	771,035
2019	-	76,525	76,525	-	251,708	251,708
2020	-	-	-	-	133,074	133,074
After 2021	104,492	-	104,492	104,492	1,032,933	1,137,425
	104,492	864,519	969,011	104,492	3,020,494	3,124,986

22.3      Changes in loans and financing

	Foreign currency			Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2015	596	70,601	867,030	2,530,723	3,468,950
Funding	-	-	450,000	699,956	1,149,956
Charges	3,144	-	241,686	24,151	268,981
Monetary and exchange variations	-	33,891	437	3,023	37,351
Transfers	-	-	237,359	(237,359)	-
Amortization - principal	-	-	(1,143,591)	-	(1,143,591)
Payment - charges	(1,741)	-	(380,856)	-	(382,597)
Balance as of September 30, 2015	1,999	104,492	272,065	3,020,494	3,399,050

22.4      Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At September 30, 2015, all contractual covenants had been complied.

23      Debentures

		Company	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Issue			Date	installment	initial	final	(interest)	Principal	09.30.2015	12.31.2014
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,053,734	1,010,485
(2)	1st	Copel GeT	05.20.2015	3	05.20.2018	05.20.2020	113.0% above DI	1,000,000	1,050,207	-
(3)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,059,255	1,019,037
(4)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	121,587	152,040
(5)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	60,744	53,554
(6)	1st	(a)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 1,45% p.y.	222,000	232,298	235,747
(7)	1st	(b)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 1,30% p.y.	108,000	112,956	114,585
									3,690,781	2,585,448
								Current	355,457	431,491
							Noncurrent		3,335,324	2,153,957
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.
(b) Santa Maria e Santa Helena.

Characteristics:

The unit value of debentures w ill not be adjusted for inflation.

(1) (2) (3) (4) (6) (7) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM no. 476. It w ere issued securities w ith unit value of R$ 10.

(5) Simple floating debentures, issued privately in a single series and not convertible into shares. It w ere issued securities w ith unit value of R$ 1.

Finance charges:

(1) Interest paid half-yearly in May and November. (2) Interest paid yearly in May.

(3) Interest paid half-yearly in April and October. (4) Interest paid monthly.

(5) Interest paid quarterly in March, June, September and December. (6) Interest paid half-yearly in June and December.

(7) Interest paid in a lump sum on maturity date.

Allocation:

(1) (2) (3) Working capital or used to make investments in the issuer. (4) Full settlement of the loan agreement w ith Copel.

(5) Fund investment plan of the issuer.

(6) (7) Redemption of promissory notes and investment in w ind farms.

Collaterals:

(1) (2) (3) (4) (6) (7) Personal guarantee (5) Floating

Guarantor:

(2) (3) (6) (7) Copel.

(4) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%. (5) Compagás.

Trustee:

(1) (2) (3) (4) (6) (7) Pentágono S.A. DTVM.

(5) BNDES Participações S.A. - BNDESPAR.

23.1      Changes in debentures

			Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	431,491	2,153,957	2,585,448
Funding	-	1,008,633	1,008,633
Charges	317,300	125	317,425
Transfers	(172,609)	172,609	-
Amortization - principal	(32,008)	-	(32,008)
Payment - charges	(188,717)	-	(188,717)
Balance as of September 30, 2015	355,457	3,335,324	3,690,781

23.2      Contracts with clauses for anticipated maturity

Copel and your subsidiaries issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At September 30, 2015, all contractual covenants had been complied.

24      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

24.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

			Parent Company		Consolidated
		09.30.2015	12.31.2014	09.30.2015	12.31.2014
Pension plan		3	-	616	1,030
Healthcare plan		9,432	8,196	977,064	897,588
		9,435	8,196	977,680	898,618
	Current	3	-	36,814	37,404
	Noncurrent	9,432	8,196	940,866	861,214

The amounts recognized in the statement of income are shown below:

		Parent Company		Consolidated
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Pension plan (CD)	2,984	4,083	40,613	35,802
Pension plan (CD) - management	357	375	720	843
Healthcare plan - post employment	1,174	1,735	106,758	76,626
Healthcare plan - active employees	1,525	2,192	40,413	30,997
Healthcare plan - management	59	60	105	105
	6,099	8,445	188,609	144,373

		Parent Company		Consolidated
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014
Pension plan (CD)	1,031	1,246	13,620	11,552
Pension plan (CD) - management	130	126	250	281
Healthcare plan - post employment	402	578	35,574	25,562
Healthcare plan - active employees	528	644	13,230	10,322
Healthcare plan - management	20	21	37	37
	2,111	2,615	62,711	47,754

24.4      Changes in the post-employment benefits

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2015	37,404	861,214	898,618
Appropriation of actuarial calculation	-	106,758	106,758
Pension and healthcare contributions	95,299	-	95,299
Transfers	27,106	(27,106)	-
Amortizations	(122,995)	-	(122,995)
Balance as of September 30, 2015	36,814	940,866	977,680

24.5      Actuarial valuation pursuant to CPC 33 (R1)

The Company, in compliance with the CPC 33 (R1), opts to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 24 to the financial statements as of December 31, 2014

25      Customer Charges Due

Consolidated	09.30.2015	12.31.2014
Energy Development Account (CDE) (a)	211,044	11,709
Tariff flags	148,718	-
Global Reversal Reserve (RGR)	35,168	11,524
	394,930	23,233

26      Research and Development and Energy Efficiency

26.1      Balance recognized to invest in R&D (Research and Development) and EEP (Energy Efficiency Program)

Consolidated	Applied and unfinished	Balance to collect	Balance to apply	Balance as of 09.30.2015	Balance as of 12.31.2014
Research and Development - R&D
FNDCT (a)	-	4,873	-	4,873	5,742
MME	-	2,436	-	2,436	2,872
R&D	46,756	-	195,422	242,178	211,984
	46,756	7,309	195,422	249,487	220,598
Energy efficiency program - EEP	46,835	-	101,813	148,648	115,166
	93,591	7,309	297,235	398,135	335,764
			Current	158,050	175,972
			Noncurrent	240,085	159,792
(a) National Fund for Scientific and Technological Development

26.2      Changes in balances for R&D and EEP

Consolidated	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2015	5,742	2,872	81,127	130,857	86,231	28,935	335,764
Additions	25,590	12,796	701	24,890	-	29,307	93,284
Performance agreement	-	-	-	-	-	1,617	1,617
Selic interest rate	-	-	168	16,353	-	8,126	24,647
Payments	(26,459)	(13,232)	-	-	-	-	(39,691)
Concluded projects	-	-	(11,918)	-	(5,568)	-	(17,486)
Balance as of September 30, 20	4,873	2,436	70,078	172,100	80,663	67,985	398,135

27      Accounts Payable related to concession - Use of Public Property

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	09.30.2015	12.31.2014
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	15,140	14,200
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	21,037	19,621
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,119	5,363
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	103	117
(5) SHP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	718	819
(6) SHP Chopim I	Copel GeT	07.11.2013	07.11.2013	07.2015	7.74% p.y.	IPCA	-	33
(7) SHP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	1,241	1,417
(8) SHP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	733	806
(9) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	473,444	449,351
							518,535	491,727
						Current	55,196	54,955
						Noncurrent	463,339	436,772

Discount rate applied to calculate present value:

Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:

(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 643 (51% of R$ 1,262), according to clause six of Concession Agreement no 001/07.

(2) Monthly installments of 1/12 of the proposed annual payment of R$ 1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement no 001/11.

(3) (4) (5) (6) (7) (8) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement no 007/2013 for 5 years.

(9) Monthly installments equivalent to 1/12 from the proposed annual payment of R$ 19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract no 125/01.

27.1      Change in Accounts Payable related to concession - Use of Public Property

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	54,955	436,772	491,727
ANEEL grant - use of public property	-	896	896
Transfers	41,440	(41,440)	-
Payments	(41,199)	-	(41,199)
Adjust to present value	-	(1,637)	(1,637)
Monetary variations	-	68,748	68,748
Balance as of September 30, 2015	55,196	463,339	518,535

28      Other Accounts Payable

Consolidated
		09.30.2015	12.31.2014
Financial offset for the use of w ater resources		26,643	22,259
Pledges in guarantee		19,250	17,721
Customers		18,877	15,954
Reimbursements to customer contributions		13,863	27,817
Investment acquisition		9,571	18,228
Public lighting rate collected		5,657	21,267
Other liabilities		61,402	35,048
		155,263	158,294
	Current	143,158	157,988
	Noncurrent	12,105	306

29      Provision for litigation and contingent liabilities

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome, and for the lawsuits whose unfavorable outcome is considered to be possible no provision has been accrued.

The Company's management believes that it is not feasible to provide information about the moment of possible cash outflows in connection with the lawsuits to which the Company and its subsidiaries are parties on the reporting date, considering how unpredictable and subject to changes are Brazil's judicial, tax and regulatory systems. For that reason, that information is not provided.

29.1      Provision for litigation

29.1.1     Change in provision for contingencies with probable chance of an unfavorable outcome

Consolidated				Additions to
Balances as of				fixed assets		Balances as of
January 1, 2015		Additions	Reversals	in progress	Discharges	September 30, 2015
Fiscais
Cofins (a)	254,386		(12,186)			242,200
Others (b)	37,458	49,721	(1,930)		(155)	85,094
	291,844	49,721	(14,116)		(155)	327,294
Labors (c)	326,246	100,462	(13,856)		(19,257)	393,595
Employee benefits (d)	114,543	26,973	(14,9230		(21,922)	104,671
Civil
Suppliers (e)	60,680	5,242	(8,110)		(57,812)	-
Civil and administrative claims (f)	256,169	131,965	(10,110)		(41,520)	336,504
Easements (g)	25,407	18,746	(102)		(260)	43,791
Expropriations and property (h)	402,219	41,458	(4,936)	2,002	(927)	444,904
Customers (i)	10,602	5,613	(366)			15,849
	755,077	203,024	(23,624)	2,002	(100,519)	841,048
Environmental (j)	479	84	-	-	-	563
Regulatory (k)	58,443	1,412	(7,374)	-	(1,186)	51,295
	1,546,632	381,676	(73,893)	2,002	(143,039)	1,718,466

Parent company	Balance as of				Balance as of
	January 1, 2015	Additions	Reversals	Discharges	September 30, 2015
Tax
Cofins (a)	254,386	-	(12,186)	-	242,200
Others (b)	29,338	3,343	(487)	(152)	32,042
	283,724	3,343	(12,673)	(152)	274,242
Labor (c)	159	157	(287)	-	29
Civil (f)	672	26,296	(512)	-	26,456
Regulatory (k)	12,764	-	-	-	12,764
	297,319	29,796	(13,472)	(152)	313,491

29.1.2     Information on main lawsuits

a)    Contribution for Social Security Funding - COFINS

Author: Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, because of deconstitution of the sentence, which had recognized the Company's exemption as to payment of COFINS tax.

Current situation: awaiting judgment.

b)    Other tax provisions

Lawsuits filed by the Company to discuss the levy of federal, state and municipal taxes and fees, their bases and amounts payable.

c)    Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

In 2006 Energética Rio Pedrinho S.A. and Consórcio Salto Natal Energética S.A. enforced awards at the FGV arbitration chamber, with a joint value of R$54,895, which ordered Copel Distribuição S.A. to pay obligations and charges deriving from the electricity sale and purchase agreements, plus monetary restatement and arrears interest, which were signed during the term of the Distributed Generation Program in Paraná state - Progedis.

In progress before the 3rd Public Finance Court of Curitiba, Probable losses were provision for classified, namely in the judicial proceeding involving deposits of R$22,822 (October 2009), R$11,832 (February 2010) and R$35,912 (June 2010), redeemed from the judicial account subsequently by the creditors in October 2010 and January 2011, in the amounts of R$36,515 and R$37,498 respectively, against a bank guarantee. In 2011 they requested enforcement of the remaining balances as arrears interest, in the amounts of R$12,790 and R$9,371, which after they had been deposited were also redeemed against the bank guarantee in April 2012.

Current situation: Court decisions, published in January and April 2015 accepted applications to release the deposits to the suppliers, and there are now no remaining amounts being disputed in these enforcements, except for Consórcio Salto Natal which is still claiming the difference with the residual balance of the arrears interest of approximately R$3,853, then claimed by Consórcio Salto Natal, was not recognized as due by the state of Paraná's Appeal Court, and the creditor did not file any appeal at higher courts. Copel filed a petition for writ of certiorari with the Superior Court of Justice requesting it to review a decision made on a lawsuit seeking the annulment of the arbitration decisions that are currently being enforced. The Superior Court of Justice has not yet passed a judgment on the matter.

e)    Civil and administrative claims

Lawsuits that discuss billings, irregular procedures, administrative contracts and contract fines, damages to compensate for electrical grid and car accidents. The main lawsuits are as follows:

Author: Tradener Ltda.                                                                               Amount estimated: R$126,916

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, the Tradener brought recovery lawsuits, seeking to receive its commissions. In addition to the accrued amount of R$126,916, R$10,739, recognized in the "Trade payables" account, makes up the total debt.

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09/29/2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09/30/2012, which accrues default interest of 1% per month from the date of notification (10/25/2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$51,655 on 09/30/2015. The Company filed an appeal against that decision, and obtained a judgment that was not in its favor. Copel filed a petition for writ of certiorari that has not yet been heard.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01/27/2014 the Company was ordered to pay the amount of R$86,000, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10/31/2012), as well as attorneys' fees in the amount of R$55, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01/27/2014. The Company appealed the decision. The appeal was dismissed by the appeals court, which upheld the lower court sentence and published its decision on June 24, 2015. Copel is filing a petition for writ of certiorari with the Superior Court of Justice.

Author: Consórcio Carioca-Passarelli

Lawsuit on the financial balance of construction contracts. Compagás and Consórcio Carioca-Passarelli reached a judicial settlement on September 1, 2015, whereby Compagás commits itself to paying the total amount of R$31,500, of which R$20,000 was paid on September 11, 2015, and the remaining amount will be repaid in 12 monthly installments through September 11, 2016.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Impleaders are also filed by the Company against third parties seeking to defend their acquisitive prescription rights to adjoining properties or to properties where there are right of way areas in order to set the limits of and to establish the adjoining land to the strip of land that is subject to right of way servitude.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Asset-related lawsuits include petitions to regain possession of properties owned by the concessionaire. Lawsuits are filed to regain possession of properties owned by the Company and invaded by third parties. Impleaders are also filed by the Company against third parties seeking to defend their acquisitive prescription rights to adjoining properties in order to set the limits of and to establish the adjoining land to the land that has been expropriated. The main lawsuits are as follows:

Author: Ivaí Engenharia de Obras S.A.                                                        Amount estimated: R$390,048

Collection proceeding filed by plaintiff based on the previous declaratory action, which aimed to establish the plaintiff's credit receivable due to the changing economic and financial conditions of the contract with Copel Geração e Transmissão.

Current situation: On October 1, 2015, the Superior Court of Justice passed a judgment on the second motion for clarification of judgment filed by Copel (motion for clarification of judgment passed on petition for writ of certiorari No. 1.096.906 - state of Paraná). The second panel of the Superior Court of Justice's justices were in favor of the motion by majority voting (three votes for it and two votes against it), and their approval of the motion will have an effect on the decision made on the petition for writ of certiorari. However, the full contents of the justices' judgment have not yet been published. A provisional enforcement is in progress, but it has been suspended by an injunction submitted by Copel and accepted by the Paraná state Court of Appeal in December 2014.

h)    Consumers

Lawsuits seeking compensation for damages caused by household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel Geração e Transmissão.

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit are as follows:

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Amount estimated: R$41,915

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current situation: awaiting judgment.

29.2      Contingent liabilities

29.2.1     An unfavorable outcome of those lawsuits is considered to be possible.

	Parent company			Consolidated
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Tax (a)	1,177,414	1,177,495	1,384,249	1,356,224
Labor (b)	248	964	660,858	558,873
Employee benefits (c)	-	-	84,518	107,118
Civil (d)	8,287	32,257	841,832	698,084
Regulatory (e)	1,897	606	732,668	18,464
	1,187,846	1,211,322	3,704,125	2,738,763

29.2.2     Information on main lawsuits

a)    Tax

Lawsuits filed by the Company to discuss the levy of federal, state and municipal taxes and fees, their bases and amounts payable. The main lawsuits are as follows:

Author: Federal Taxing Department                                                            Amount estimated: R$747,529

Interest and fines relating to the COFINS charges. Due to the strong arguments for the defense of such charges, it is classified as possible. The principal amount of this debit, however, is classified as probable and is currently being discussed in the tax foreclosure filed by the Federal Government, which is pending before the 2nd Federal Court, as disclosed in Note 29.1-a.

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS                                          Amount estimated: R$181,014

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35.273.870-7).

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS                                            Amount estimated: R$25,734

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35.273.876-6).

Current situation: awaiting judgment.

b)    Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Cíveis

Lawsuits that discuss billings, irregular procedures, administrative contracts and contract fines, damages to compensate for electrical grid and car accidents. The main lawsuits are as follows:

Author: Mineradora Tibagiana Ltda.                                                            Amount estimated: R$118,918

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%.

Current situation: awaiting judgment.

Author: Ivaí Engenharia de Obras S.A.                                                        Amount estimated: R$323,576

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is classified as a probable loss.

Current situation: On October 1, 2015, the Superior Court of Justice passed a judgment on the second motion for clarification of judgment filed by Copel (motion for clarification of judgment passed on petition for writ of certiorari No. 1.096.906 - state of Paraná). The second panel of the Superior Court of Justice's justices were in favor of the motion by majority voting (three votes for it and two votes against it), and their approval of the motion will have an effect on the decision made on the petition for writ of certiorari. However, the full contents of the justices' judgment have not yet been published. There is already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December 2014.

Authors: franchisees of the Agency / Copel store                                        Amount estimated: R$39,760

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current situation: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations.

The main lawsuit consists of the petition for writ of mandamus No. 1001675-88.2015.4.01.0000 filed with the Federal Regional Court of the First Region by the Brazilian Association of Electricity Distributors - Abradee of which Copel Distribuição is a member. The plaintiff's main claim is the annulment of the lawsuit filed by Energia Sustentável do Brasil S.A. - ESBR against ANEEL right from the moment when the summons was delivered.

In order to be held harmless against any liability for losses caused by delays to the construction work scheduled for building HPP Jirau, ESBR filed with the federal lower court of Rondônia lawsuit No. 10426-71.2013.4.01.4100 against ANEEL. That court passed judgment (i) recognizing the plaintiff's right to be harmless against liability for the delay of 535 days to the construction work scheduled for building HPP Jirau; (ii) stating that ESBR is not liable for any obligations, penalties and costs arising from the delay and finally (iii) annulling ANEEL's decision No. 1.732/2013, which had recognized a delay of only 52 days in the construction work. ANEEL appealed the decision.

The effect of the decision has been that at the same time that it exempted ESBR from any liability, it exposed the distribution companies, including Copel Distribuição, with whom ESBR entered into agreements for marketing electricity in the regulated environment (CCEARs), to the short-term market and to the high difference settlement price (PLD) charged in the period. This is because under electricity marketing rules all energy consumed must be covered by an agreement.

The federal court issued an injunction ordering ANEEL and CCEE to refrain from a) requiring Abradee's members to abide by any judicial decisions made on the lawsuits to which ESBR (HPP Jirau) and ANEEL are parties; b) imposing any sanctions against any of Abradee's members for default on the amounts listed in item a) upon the settlement scheduled for August 2015 and afterwards.

That decision has released Copel Distribuição from the obligation to pay R$710,548 to CCEE upon the settlement scheduled for August 2015. The risk of unfavorable outcome is classified as possible (intermediate). If a decision unfavorable to the Company is rendered, the amount will be considered as an industry financial asset to be recovered by charging fees.

Current situation: awaiting judgment.

30      Equity

30.1      Equity attributable to controlling shareholders

30.1.1     Capital

Copel’s paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
BM&FBOVESPA (a)	18,748,762	12.93	128,427	33.77	62,873,638	49.03	81,750,827	29.87
NYSE (b)	1,126,325	0.78	-	-	37,971,698	29.62	39,098,023	14.29
Latibex (c)	-	-	-	-	69,349	0.05	69,349	0.03
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,453	0.07	242,538	63.78	43,842	0.03	405,833	0.15
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities and Future Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of September 30, 2015, is shown below:

	Number of shares in units	Market value
Ordinary shares	145,031,080	3,123,745
Class “A” preferred shares	380,291	13,310
Class “B” preferred shares	128,244,004	4,185,055
	273,655,375	7,322,110

30.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2015	976,964	976,964
Adjustments to financial assets available for sale:
Financial investments (a)	416	632
Taxes on adjustments	-	(216)
Equity interest investments	(360)	(360)
Taxes on adjustments	122	122
Adjusts to actuarial liabilities:
Post employment benefits - equity (a)	14,999	14,999
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(108,050)
Taxes on adjustments	-	36,738
Deemed cost of f ixed assets - equity (a)	(71,312)	-
Balance as of September 30, 2015	920,829	920,829
(a) Equity in the parent company, net of taxes.

30.1.3     Basic and diluted earnings per share

Parent company	09.30.2015	09.30.2014
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	403,387	490,337
Class “A” preferred shares	1,164	1,419
Class “B” preferred shares	392,365	476,936
	796,916	968,692
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	380,291	381,537
Class “B” preferred shares	128,244,004	128,242,758
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	2.78138	3.38091
Class “A” preferred shares	3.06081	3.71917
Class “B” preferred shares	3.05952	3.71901

30.2      Change in equity attributable to non-controlling interest

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2015	136,233	25,445	190,413	352,091
Dividends	-	(13,067)	(44,267)	(57,334)
Income for the period	9,036	1,814	55,673	66,523
Balance as of September 30, 2015	145,269	14,192	201,819	361,280

31      Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	09.30.2015
Electricity sales to final customers (31.1)	8,152,489	(755,017)	(2,013,356)	(1,225,372)	-	4,158,744
Electricity sales to distribuitors (31.2)	3,443,255	(294,349)	-	(63,090)	-	3,085,816
Use of the main distribution and transmission grid (31.3)	4,212,679	(392,872)	(1,025,540)	(1,076,916)	-	1,717,351
Construction income	823,678	-	-	-	-	823,678
Telecommunications	201,916	(9,481)	(37,128)	-	(1,624)	153,683
Distribution of piped gas	531,204	(48,812)	(80,872)	-	-	401,520
Sectoral financial assets and
liabilities result	979,343	-	-	-	-	979,343
Other operating revenue (31.4)	86,016	(13,255)	-	-	(1,768)	70,993
	18,430,580	(1,513,786)	(3,156,896)	(2,365,378)	(3,392)	11,391,128

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	07.01.2015
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 09.30.2015
Electricity sales to final customers (31.1)	3,051,640	(282,599)	(766,050)	(593,405)	-	1,409,586
Electricity sales to distribuitors (31.2)	854,784	(77,323)	-	(26,271)	-	751,190
Use of the main distribution and transmission grid (31.3)	1,547,215	(145,316)	(383,984)	(376,301)	-	641,614
Construction income	282,484	-	-	-	-	282,484
Telecommunications	71,494	(2,756	(13,440)	-	(520)	54,778
Distribution of piped gas	190,235	(17,472)	(31,920)	-	-	140,843
Sectoral financial assets and
liabilities result	(59,678)	-	-	-	-	(59,678)
Other operating revenue (31.4)	29,214	(4,254)	-	-	(589)	24,371
	5,967,388	(529,720)	(1,195,394)	(995,977)	(1,109)	3,245,188

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	09.30.2014
Electricity sales to final customers (31.1)	4,620,373	(400,778)	(1,109,734	(37,490	-	3,072,371
Electricity sales to distribuitors (31.2)	3,615,110	(314,300)	-	(61,875	-	3,238,935
Use of the main distribution and transmission grid (31.3)	2,681,902	(251,754)	(661,755	(119,669	-	1,648,724
Construction income	971,996	-	-	-	-	971,996
Telecommunications	158,174	(7,627)	(28,040	-	(324	122,183
Distribution of piped gas	344,317	(31,628)	(40,302	-	-	272,387
Other operating revenue (31.4)	174,523	(43,938)	-	-	(1,051	129,534
	12,566,395	(1,050,025)	(1,839,831	(219,034	(1,375	9,456,130

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	07.01.2014
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 09.30.2014
Electricity sales to final customers (31.1)	1,834,724	(160,454)	(428,148)	(16,892)	-	1,229,230
Electricity sales to distribuitors (31.2)	1,074,523	(98,093)	-	(18,317)	-	958,113
Use of the main distribution and transmission grid (31.3)	947,478	(88,409)	(227,765)	(43,888)	-	587,416
Construction income	345,437	-	-	-	-	345,437
Telecommunications	55,386	(2,703)	(9,667)	-	(125)	42,891
Distribution of piped gas	122,463	(49,866)	14,325	-	-	86,922
Other operating revenue (31.4)	51,387	(13,946)	-	-	(566)	36,875
	4,431,398	(413,471)	(651,255)	(79,097)	(691)	3,286,884

31.1      Electricity sales to final customers by category

Consolidated	Gross revenue		Net income
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Residential	2,564,851	1,508,088	1,304,507	1,025,356
Industrial	2,789,444	1,687,611	1,489,916	1,113,797
Trade, services and other activities	1,804,103	942,667	830,411	583,150
Rural	395,261	181,277	252,239	154,683
Public entities	188,972	104,119	103,210	74,062
Public lighting	192,403	90,619	88,211	55,688
Public service	217,455	105,992	90,250	65,635
	8,152,489	4,620,373	4,158,744	3,072,371

Consolidated	Gross revenue		Net income
	07.01.2015 to 09.30.2015	07.01.2014 to 09.30.2014	07.01.2015 to 09.30.2015	07.01.2014 to 09.30.2014
Residential	944,686	584,449	433,054	397,257
Industrial	1,052,832	688,192	516,301	461,205
Trade, services and other activities	669,295	373,366	276,438	234,124
Rural	148,653	67,682	83,030	57,660
Public entities	73,832	41,752	37,653	29,919
Public lighting	76,342	36,940	31,815	22,620
Public service	86,000	42,343	31,295	26,445
	3,051,640	1,834,724	1,409,586	1,229,230

31.2      Electricity sales to Distribuitors

Consolidated	Gross revenue
	09.30.2015	09.30.2015
Electric Energy Trade Chamber - CCEE	2,029,716	2,230,729
Bilateral contracts	877,526	860,389
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	528,329	523,749
Quota system	7,684	243
	3,443,255	3,615,110

Consolidated	Gross revenue
	07.01.2015 to 09.30.2015	07.01.2014 to 09.30.2014
Electric Energy Trade Chamber - CCEE	351,952	615,429
Bilateral contracts	300,564	285,643
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	194,626	173,316
Quota system	7,642	135
	854,784	1,074,523

31.3      Use of the main distribution and transmission grid by customer class

Consolidated	Gross revenue		Net income
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Residential	1,412,881	993,972	510,239	577,619
Industrial	920,707	507,799	338,165	287,863
Trade, services and other activities	995,780	620,661	362,835	360,767
Rural	213,384	137,978	124,399	111,552
Public entities	112,388	76,767	49,581	51,211
Public lighting	109,586	71,147	38,569	41,072
Public service	79,604	46,702	28,586	26,973
Free consumers	210,301	107,041	134,291	92,055
Basic Netw ork, BN connections, and connection gri	951	769	608	662
Operating and maintenance income (loss) - O&M	75,487	77,748	59,140	62,685
Interest income (loss)	81,610	41,318	70,938	36,265
	4,212,679	2,681,902	1,717,351	1,648,724

Consolidated	Gross revenue		Net income
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014
Residential	505,684	344,380	190,935	200,962
Industrial	346,167	185,561	123,976	106,128
Trade, services and other activities	366,984	215,162	142,119	126,155
Rural	76,125	44,964	43,948	36,207
Public entities	43,087	26,996	20,065	18,090
Public lighting	42,358	25,756	15,622	14,604
Public service	30,233	16,229	11,292	9,398
Free consumers	87,934	38,516	57,494	33,023
Basic Netw ork, BN connections, and connection	401	275	263	237
Operating and maintenance income (loss) - O&M	22,021	31,070	14,520	26,129
Interest income (loss)	26,221	18,569	21,380	16,483
	1,547,215	947,478	641,614	587,416

31.4      Other operating revenues

Consolidated		Gross revenue
	09.30.2015	09.30.2014
Leasing and rent (31.4.1)	64,759	70,833
Income from rendering of services	11,926	16,266
Charged service	6,624	5,949
Reimbursement for unavailability of energy	-	79,353
Other income	2,707	2,122
	86,016	174,523

Consolidated		Gross revenue
	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Leasing and rent (31.4.1)	22,032	21,833
Income from rendering of services	3,836	5,412
Charged service	2,345	2,080
Reimbursement for unavailability of energy	-	21,272
Other income	1,001	790
	29,214	51,387

31.4.1     Revenue from leases and rentals

Consolidated	09.30.2015	09.30.2014
Equipment and framework	64,112	64,216
Facilities sharing	547	967
Real estate	100	143
Thermal Pow er Plant of Araucária	-	5,507
	64,759	70,833

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Equipment and framework	21,939	21,563
Facilities sharing	52	242
Real estate	41	28
	22,032	21,833

The Company has not identified any operating lease receivables, which are non-cancellable.

31.5      Regulatory charges

Consolidated	09.30.2015	09.30.2014
Energy Development Account - CDE	1,055,366	96,789
Other charges - rate flags	854,486	-
Research and development and energy efficiency - R&D and PEE	93,284	83,229
Energy Development Account - ACR Account	306,392	-
Global Reversion Reserve - RGR quota	51,797	39,016
Inspection fee	4,053	-
	2,365,378	219,034

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Energy Development Account - CDE	367,944	35,884
Other charges - rate flags	311,990	-
Research and development and energy efficiency - R&D and PEE	24,955	28,887
Energy Development Account - ACR Account	259,754	-
Global Reversion Reserve - RGR quota	29,173	14,326
Inspection fee	2,161	-
	995,977	79,097

31.6      Copel Distribuição Tariff Adjustment

The Brazilian Electricity Regulatory Agency (Aneel) approved Copel Distribuição's Annual Adjustment by Resolution 1897 of 06.16.2015, which authorized the enforcement of a 15.32% increase in the average tariff adjustment as from 06.24.2015. The installment corresponding to the partial deferments regarding the financial components related to the 2013 and 2014 Tariff Adjustments, requested by Copel Distribuição at the time, has been considered in this adjustment.

The 15.32% adjustment is composed of: (i) 20.58% related to the incorporation of financial components, which will be recovered over the 12 month period subsequent to the adjustment (including the amount of R$935,256 corresponding to the deferments performed in 2013 and 2014); (ii) 0.34% deriving from the correction of Installment B; (iii) -3.25% related to the adjustment of Installment A; and (iv) -2.35% which reflect the withdrawal of financial components from the previous process. The adjustment was fully applied to Copel Distribuição's tariffs as from 06.24.2015, starting in July 2015 the amortization of Sectorial financial assets.

As of 09.30.2015, the corrected amount regarding the 2013 deferral is R$215,437, and the 2014 deferral, R$486,005, thus totaling R$701,442 (Note 9), to be amortized over the tariff cycle of 2015 and 2016.

2015 Extraordinary Rate Review

On February 27, 2015 Aneel approved the Extraordinary Rate Review in 36.79%, starting from March 02, 2015, which aimed to restore the rate coverage of the electricity distribution companies due to the increase in the Energy Development Account – CDE (22.14% of adjustment), and to relocation of energy costs (14.65% of adjustment) due to the rate adjustment of Itaipu, impacted by exchange variance and the hydrological situation, and the high prices at the 14th Existing Electricity Auction (A-1 2014) and the 18th Adjustment Auction held on January 15, 2015

The partial amount of the extraordinary electricity price adjustment was considered for 2015's annual adjustment. The balance as of September 30, 2015 is R$269,645 and the remaining amount to be considered for the next electricity price adjustment is R$511,635, adjusted for inflation using the Selic - Central Bank overnight rate (Note 9).

Tariff Flags

As of January 1, 2015, pursuant to ANEEL's Regulatory Resolution No. 547 issued on April 16, 2013, the Company started to charge for electricity according to the electricity price ranges set on electricity bills. ANEEL approves electricity price ranges according to estimated fluctuations in supply due mainly to the generation of energy by thermoelectric power plants, the ESS (System Service Charges) generated for energy security purposes, involuntary exposure to the short-term market due to insufficient contractual coverage and the water risk posed by Itaipu's power generation.

On August 28, 2015 ANEEL issued Resolution No. 1.945, setting the new amounts to be added to the electricity price when the yellow and red electricity price ranges come into effect as from September 1, 2015. The price remained at R$25.00 per MWh under the yellow electricity price range but increased from R$55.00 to R$45.00 per MWh under the red electricity price range.

Decree 8401 published February 4, 2015 created the centralizing account of tariff flag funds – CCRBT, intended to manage funds deriving from the application of the tariff flags introduced by Aneel, with the funds available passed through to the distribution agents, at the amounts effectively realized as forecast in the variations in generation costs from thermal sources and exposure to spot prices which affect the electricity distribution agents connected to the National Interconnected System - SIN and the existing rate coverage.

The 2015 Annual Adjustment, the revenue derive from the enforcement of an additional red tariff charge, and the repasses from Flags Account for the accrual periods from January 2015 to March 2015 were considered in the determination of CVA Energia and CVA ESS/EER, as per Approval Resolution 1897 of 06.16.2015. The costs not covered by electricity price ranges at the current cycle will be considered in the following electricity price adjustment.

Copel Distribuição recognized the amount of R$854,486 for the electricity price range, of which R$205,130 was allocated to the account in which the funds obtained from charging for electricity according to the electricity price ranges (CCRBT) are accrued and R$598,341 was appropriated to cover costs. For the accrual period of September 2015 amounts were estimated by Copel Distribuição and are pending approval by ANEEL.

32      Operating Costs and Expenses

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),
	costs	expenses	expenses	net	09.30.2015
Electricity purchased for resale (32.1)	(5,015,259)	-	-	-	(5,015,259)
Charge of the main distribution and transmission grid	(623,467)	-	-	-	(623,467)
Personnel and management (32.2)	(550,061)	(10,557)	(187,042)	-	(747,660)
Pension and healthcare plans (Note 24)	(146,528)	(1,748)	(40,333)	-	(188,609)
Materials and supplies	(50,534)	(543)	(6,722)	-	(57,799)
Materials and supplies for pow er electricity	(188,020)	-	-	-	(188,020)
Natural gas and supplies for gas business	(1,054,077)	-	-	-	(1,054,077)
Third-party services (32.3)	(250,221)	(30,122)	(77,621)	-	(357,964)
Depreciation and amortization	(456,993)	(25)	(41,974)	(4,363)	(503,355)
Provisions and reversals (32.4)	-	(188,110)	-	(309,029)	(497,139)
Construction cost (32.5)	(864,340)	-	-	-	(864,340)
Other operating costs and expenses (32.6)	(30,740)	3,030	(91,826)	(200,882)	(320,418)
	(9,230,240)	(228,075)	(445,518)	(514,274)	(10,418,107)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	07.01.2015
	costs	expenses	expenses	net	to 09.30.2015
Electricity purchased for resale (32.1)	(1,447,889	-	-	-	(1,447,889
Charge of the main distribution and transmission grid	(216,759	-	-	-	(216,759
Personnel and management (32.2)	(187,073	(3,773	(63,044	-	(253,890
Pension and healthcare plans (Note 24)	(49,246	(605	(12,860	-	(62,711
Materials and supplies	(16,758	(196	(2,619	-	(19,573
Materials and supplies for pow er electricity	(54,966	-	-	-	(54,966
Natural gas and supplies for gas business	(298,099	-	-	-	(298,099
Third-party services (32.3)	(87,207	(8,993	(28,173	-	(124,373
Depreciation and amortization	(160,665	(8	(15,373	(2,199	(178,245
Provisions and reversals (32.4)	-	(29,545	-	(63,902	(93,447
Construction cost (32.5)	(302,261	-	-	-	(302,261
Other operating costs and expenses (32.6)	(15,233	1,050	(39,762	(77,205	(131,150
	(2,836,156	(42,070	(161,831	(143,306	(3,183,363

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),
	costs	expenses	expenses	net	09.30.2014
Electricity purchased for resale (32.1)	(3,485,490)	-	-	-	(3,485,490)
Charge of the main distribution and transmission grid	(425,861)	-	-	-	(425,861)
Personnel and management (32.2)	(494,970)	(8,516)	(168,138)	-	(671,624)
Pension and healthcare plans (Note 24)	(113,110)	(1,072)	(30,191)	-	(144,373)
Materials and supplies	(48,683)	(295)	(6,995)	-	(55,973)
Materials and supplies for pow er electricity	(92,426)	-	-	-	(92,426)
Natural gas and supplies for gas business	(1,060,586)	-	-	-	(1,060,586)
Third-party services (32.3)	(213,669)	(32,774)	(58,817)	-	(305,260)
Depreciation and amortization	(431,534)	(20)	(30,346)	(565)	(462,465)
Provisions and reversals (32.4)	-	(67,680)	-	(208,233)	(275,913)
Construction cost (32.5)	(971,733)	-	-	-	(971,733)
Other operating costs and expenses (32.6)	(27,598)	3,204	(91,693)	(149,691)	(265,778)
	(7,365,660)	(107,153)	(386,180)	(358,489)	(8,217,482)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	07.01.2014
	costs	expenses	expenses	net	to 09.30.2014
Electricity purchased for resale (32.1)	(1,310,933)	-	-	-	(1,310,933)
Charge of the main distribution and transmission grid	(167,888)	-	-	-	(167,888)
Personnel and management (32.2)	(162,913)	(3,048)	(57,225)	-	(223,186)
Pension and healthcare plans (Note 24)	(36,982)	(381)	(10,391)	-	(47,754)
Materials and supplies	(17,619)	(89)	(1,881)	-	(19,589)
Materials and supplies for pow er electricity	(42,316)	-	-	-	(42,316)
Natural gas and supplies for gas business	(359,280)	-	-	-	(359,280)
Third-party services (32.3)	(76,390)	(9,944)	(18,422)	-	(104,756)
Depreciation and amortization	(146,019)	(6)	(8,090)	(188)	(154,303)
Provisions and reversals (32.4)	-	(27,774)	-	(99,137)	(126,911)
Construction cost (32.5)	(345,170)	-	-	-	(345,170)
Other operating costs and expenses (32.6)	(5,431)	1,066	(27,008)	(47,375)	(78,748)
	(2,670,941)	(40,176)	(123,017)	(146,700)	(2,980,834)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	09.30.2015
Personnel and management (32.2)	(49,349)	-	(49,349)
Pension and healthcare plans (Note 24)	(6,099)	-	(6,099)
Materials and supplies	(416)	-	(416)
Third party services	(9,035)	-	(9,035)
Depreciation and amortization	(1)	(4,363)	(4,364)
Provisions and reversals (32.4)	-	(20,283)	(20,283)
Other operating revenue/expenses	(18,422)	(1,327)	(19,749)
	(83,322)	(25,973)	(109,295)

Parent company	General and	Other income
	administrative	(expenses),	07.01.2015
	expenses	net	to 09.30.2015
Personnel and management (32.2)	(16,770)	-	(16,770)
Pension and healthcare plans (Note 24)	(2,111)	-	(2,111))
Materials and supplies	(147)	-	(147)
Third party services	(3,806)	-	(3,806)
Depreciation and amortization	(1)	(2,199)	(2,200)
Provisions and reversals (32.4)	-	(1,334)	(1,334)
Other operating revenue/expenses	(11,430)	29	(11,401)
	(34,265)	(3,504)	(37,769)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	09.30.2014
Personnel and management (32.2)	(67,050)	-	(67,050)
Pension and healthcare plans (Note 24)	(8,445)	-	(8,445)
Materials and supplies	(353)	-	(353)
Third party services	(4,129)	-	(4,129)
Depreciation and amortization	-	(565)	(565)
Provisions and reversals (32.4)	-	(1,860)	(1,860)
Other operating revenue/expenses	(12,373)	662	(11,711)
	(92,350)	(1,763)	(94,113)

Parent company	General and	Other income
	administrative	(expenses),	07.01.2014
	expenses	net	to 09.30.2014
Personnel and management (32.2)	(20,309)	-	(20,309)
Pension and healthcare plans (Note 24)	(2,615)	-	(2,615)
Materials and supplies	(189)	-	(189)
Third party services	(1,653)	-	(1,653)
Depreciation and amortization	-	(188)	(188)
Provisions and reversals (32.4)	-	(144)	(144)
Other operating revenue/expenses	(7,724)	550	(7,174)
	(32,490)	218	(32,272)

32.1      Electricity purchased for resale

Consolidated	09.30.2015	09.30.2014
Purchase of Energy in the Regulated Environment - CCEAR	2,990,471	2,439,244
Itaipu Binacional	1,218,837	546,591
Electric Energy Trade Chamber - CCEE	1,060,134	1,676,997
Program for incentive to alternative energy sources - Proinfa	133,660	137,785
Bilateral contracts	26,688	160,156
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,891/2013 (32.1.1)	-	(1,157,617)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(414,531)	(317,666)
	5,015,259	3,485,490

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Purchase of Energy in the Regulated Environment - CCEAR	821,588	940,863
Itaipu Binacional	491,764	191,846
Electric Energy Trade Chamber - CCEE	213,530	298,610
Program for incentive to alternative energy sources - Proinfa	44,410	46,356
Bilateral contracts	3,786	43,897
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,891/2013 (32.1.1)	-	(95,616)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(127,189)	(115,023)
	1,447,889	1,310,933

32.1.1      (-) CDE Transfer and ACR Account - Decrees nos. 8221/2014 and 7891/2013

The balance as of September 30, 2014 refers to CDE Transfer ACR Account recorded by Copel Distribuição until August 2014.

By means of Decree no. 7,891/2013 subsequently amended by Decrees nos. 7,945/2013 and 8,203/2014, the Federal Government consented to cover costs by means of CDE financial transfers, in order to neutralize exposure to the short-term market by distribution concessionaires, to cover any additional costs by distribution concessionaires resulting from activating thermoelectric plants owing to energy security (ESS) and neutralizing involuntary contractual exposure by distribution concessionaires in the short-term market resulting from unsuccessful acquisitions in energy auctions.

In the light of the unfavorable hydrological scenario, Decree no. 8,221/2014 was published and created the ACR Account with a view to covering in completely or in part any additional costs through involuntary exposure to the short-term market and thermoelectric activation, in connection with the CCEAR’s – Electricity Sales Contracts in the Regulated Environment in the availability mode.

32.2      Personnel and Management Expenses

.	Parent company		Consolidated
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Pessoal
Wages and salaries	29,443	40,557	469,497	416,937
Social charges on payroll	10,745	14,788	162,643	148,759
Meal assistance and education allow ance	2,674	4,268	66,673	58,327
Provisons for profit sharing (a)	985	1,734	28,437	30,977
Compensation - Voluntary termination Program/retirement	-	197	3,945	2,770
	43,847	61,544	731,195	657,770
Management
Wages and salaries	4,369	4,166	13,138	10,707
Social charges on payroll	1,112	1,091	3,203	2,760
Other expenses	21	249	124	387
	5,502	5,506	16,465	13,854
	49,349	67,050	747,660	671,624
(a) According to Federal Law no 10,101/2000, State Decree no 1978/2007 and State Law no 16,560/2010.

.	Parent company		Consolidated
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014
Pessoal
Wages and salaries	10,335	12,559	160,289	141,027
Social charges on payroll	3,822	4,503	56,076	49,571
Meal assistance and education allow ance	945	1,285	22,437	19,410
Provisons for profit sharing	(269)	207	8,473	8,101
Compensation - Voluntary termination Program/retirement	-	-	904	585
	14,833	18,554	248,179	218,694
Management
Wages and salaries	1,622	1,380	4,637	3,533
Social charges on payroll	394	362	1,126	919
Other expenses	(79)	13	(52)	40
	1,937	1,755	5,711	4,492
	16,770	20,309	253,890	223,186

32.3      Third-party services

Consolidated	09.30.2015	09.30.2014
Maintenance of electrical system	97,602	70,681
Maintenance of facilities	65,503	69,260
Communication, processing and transmission of data	49,873	38,065
Meter reading and bill delivery	33,119	27,787
Authorized and registered agents	24,828	26,058
Consumer service	15,299	13,249
Other services	71,740	60,160
	357,964	305,260

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Maintenance of electrical system	35,213	26,833
Maintenance of facilities	22,707	23,857
Communication, processing and transmission of data	26,342	10,779
Meter reading and bill delivery	11,738	10,250
Authorized and registered agents	7,562	7,779
Consumer service	5,902	4,093
Other services	14,909	21,165
	124,373	104,756

32.4      Accruals and provisions

.	Parent company		Consolidated
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Provision for litigations (Note 29)	16,324	1,860	307,783	206,576
PCLD (Client and Other credits)	-	-	188,110	67,680
Provision for negative equity in subsidiaries	3,959	-	-	-
Provision for losses on tax credits	-	-	1,246	1,657
	20,283	1,860	497,139	275,913

.	Parent company		Consolidated
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014
Provision for litigations	1,543	144	61,398	98,298
PCLD (Client and Other credits)	-	-	29,545	27,773
Reversal of provision for negative equity in subsidiaries	(209)	-	-	-
Provision for losses on tax credits	-	-	2,504	840
	1,334	144	93,447	126,911

32.5      Construction cost

Consolidated	09.30.2015	09.30.2014
Materials and supplies	402,418	517,154
Third party services	360,028	313,494
Personnel	67,337	94,208
Others	34,557	46,877
	864,340	971,733

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Materials and supplies	146,770	171,271
Third party services	124,239	122,768
Personnel	23,461	31,770
Others	7,791	19,361
	302,261	345,170

32.6      Other costs and expenses

Consolidated	09.30.2015	09.30.2014
Financial offset for the use of w ater resources	110,953	105,906
Losses in the decommissioning and disposal of assets	55,407	22,977
Compensation	32,958	17,773
Leasing and rent (32.6.1)	24,533	21,825
Taxes	22,985	43,613
Advertising and publicity	17,795	13,471
Other net costs and expenses	55,787	40,213
	320,418	265,778

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Financial offset for the use of w ater resources	39,758	38,192
Losses in the decommissioning and disposal of assets	29,321	4,432
Compensation	10,630	11,913
Leasing and rent (32.6.1)	9,610	6,708
Taxes	6,273	4,865
Advertising and publicity	9,337	5,588
Other net costs and expenses	26,221	7,050
	131,150	78,748

32.6.1     Costs and expenses of leases and rents

Consolidated	09.30.2015	09.30.2014
Real estate	19,472	18,600
Others	6,002	4,299
(-) PIS and Cofins credits	(941)	(1,074)
	24,533	21,825

Consolidated	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014
Real estate	7,007	6,035
Others	2,988	1,034
(-) PIS and Cofins credits	(385)	(361)
	9,610	6,708

Company has not identified any operating lease commitments, which are non-cancellable.

33      Financial Results

.	Parent company		Consolidated
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Financial income
Interest and monetary variation of CRC transfer (Note 8.1)	151,428	108,237	151,428	108,237
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	135,956	36,961
Arrears charges on energy bills	-	-	117,636	116,844
Return on financial investments held for trading	954	18,169	101,903	138,912
Monetary variation and interest of accounts receivable
related to the concession compensation (Note 11.1)	-	-	96,900	42,693
Remuneration of net sectoral assets (Note 9.2)	-	-	89,809	-
Return on financial investments held for sale	13	10	12,657	18,848
Adjust to present value of accounts payable related to
the concession - Use of Public Property (Note 27.1)	-	-	1,637	-
Other financial income	19,433	16,559	40,800	36,557
	171,828	142,975	748,726	499,052
( - ) Financial expenses
Debt charges	198,969	122,418	447,644	256,163
Monetary variation of accounts payable related to
the concession - Use of Public Property (Note 27.1)	-	-	68,748	42,862
Interest on R&D and EEP (Note 26.2)	-	-	24,647	16,626
Other monetary and exchange variations	156	1,475	16,259	4,819
Interest and monetary variation of CRC transfer	-	21,790	-	21,790
Other financial expenses	3,898	767	37,175	19,901
	203,023	146,450	594,473	362,161
Net	(31,195)	(3,475)	154,253	136,891

.	Parent company		Consolidated
	07.01.2015	07.01.2014	07.01.2015	07.01.2014
	to 09.30.2015	to 09.30.2014	to 09.30.2015	to 09.30.2014
Financial income
Interest and monetary variation of CRC transfer (Note 8.1)	52,462	22,558	52,462	22,558
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	42,868	(14,389
Arrears charges on energy bills	-	-	44,318	21,871
Return on financial investments held for trading	318	10,403	44,878	59,579
Monetary variation and interest of accounts receivable
related to the concession compensation (Note 11.1)	-	-	6,988	8,858
Remuneration of net sectoral assets (Note 9.2)	-	-	11,667	-
Return on financial investments held for sale	5	3	3,938	7,544
Adjust to present value of accounts payable related to
the concession - Use of Public Property (Note 27.1)	-	-	250	-
Other financial income	8,035	5,065	12,846	9,575
	60,820	38,029	220,215	115,596
( - ) Financial expenses
Debt charges	76,028	59,939	185,334	104,351
Monetary variation of accounts payable related to	-	-	-	-
the concession - Use of Public Property	-	-	21,806	8,517
Interest on R&D and EEP	-	-	9,477	6,331
Other monetary and exchange variations	150	1	7,860	1,743
Interest and monetary variation of CRC transfer	-	7,277	-	7,277
Other financial expenses	2,853	7	2,999	3,516
	79,031	67,224	227,476	131,735
Net	(18,211)	(29,195)	(7,261)	(16,139)

The costs of loans and financing capitalized during the nine-months period ended on September 30, 2015 amounted to R$116,250, at an average rate of 6.87% p.y.

34      Operating segments

The main makers of the strategic decisions of the Company and its subsidiaries, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives of the Parent Company and of each subsidiary.

34.1      Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the nine-month period ended on September 30, 2015, all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues in the first semester of 2015.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third parties, i.e., at current market prices.

34.2      The Company’s reporting segments

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines.

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

Gas - this segment comprises the public service of piped natural gas distribution; and

Holding Company (HOL) - this segment comprises participation in other companies.

34.3      Assets per reporting segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
09.30.2015
TOTAL ASSETS	13,808,888	10,793,964	670,826	582,017	16,829,474	(14,270,845)	28,414,324
CURRENT ASSETS	1,911,839	4,356,204	71,903	218,112	485,993	(323,825)	6,720,226
Cash and cash equivalents	396,933	331,824	12,606	36,554	53,651	-	831,568
Bonds and securities	377,909	159	-	6,317	164	-	384,549
Collaterals and escrow accounts	-	1,696	-	113	-	-	1,809
Trade accounts receivable	787,361	2,135,949	38,454	159,843	-	(141,590)	2,980,017
Dividends receivable	13,702	-	-	-	188,785	(177,800)	24,687
CRC transferred to the State Government of Paraná	-	-	-	-	104,534	-	104,534
Net sectoral financial assets	-	1,236,253	-	-	-	-	1,236,253
Accounts receivable related to the concession	8,351	-	-	-	-	-	8,351
Accounts receivable related to the concession compensation	130,243	-	-	-	-	-	130,243
Other receivables	152,546	459,479	4,513	713	13,997	(3,299)	627,949
Inventories	29,130	93,324	11,358	2,139	-	-	135,951
Income Tax and Social Contribution	3,767	30,687	821	9,984	123,717	-	168,976
Other noncurrent recoverable taxes	7,102	49,623	4,078	2,152	-	-	62,955
Prepaid expenses	4,794	17,210	73	297	10	-	22,384
Related parties	1	-	-	-	1,135	(1,136)	-
NON-CURRENT ASSETS	11,897,049	6,437,760	598,923	363,905	16,343,481	(13,947,020)	21,694,098
Long Term Assets	1,526,506	5,937,547	84,153	60,548	2,037,449	(186,067)	9,460,136
Bonds and securities	97,555	2,880	-	-	-	-	100,435
Collaterals and escrow accounts	-	84,024	-	-	-	-	84,024
Trade accounts receivable	2,372	37,805	44,982	-	-	-	85,159
CRC transferred to the State Government of Paraná	-	-	-	-	1,257,061	-	1,257,061
Judicial deposits	62,413	333,025	7,368	39,784	272,222	-	714,812
Net sectoral financial assets	-	217,408	-	-	-	-	217,408
Accounts receivable related to the concession	794,315	4,882,437	-	10,842	-	-	5,687,594
Accounts receivable related to the concession compensation	218,871	-	-	-	-	-	218,871
Other receivables	29,256	11,685	-	(5,588)	-	-	35,353
Income Tax and Social Contribution	565	14,580	-	-	76,929	-	92,074
Other noncurrent recoverable taxes	65,120	51,080	5,574	-	14	-	121,788
Deferred income tax and social contribution	180,174	302,623	26,229	15,335	143,492	-	667,853
Prepaid expenses	-	-	-	175	-	-	175
Related parties	75,865	-	-	-	287,731	(186,067)	177,529
Investments	1,969,360	1,374	-	-	14,260,078	(14,180,406)	2,050,406
Property, plant and equipment	8,162,038	-	495,289	-	42,302	-	8,699,629
Intangible Assets	239,145	498,839	19,481	303,357	3,652	419,453	1,483,927

34.4      Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
09.30.2015
TOTAL LIABILITIES	13,808,888	10,793,964	670,826	582,017	16,829,474	(14,270,845)	28,414,324
CURRENT LIABILITIES	1,721,077	2,222,946	78,781	235,700	145,095	(357,230)	4,046,369
Payroll, social charges and accruals	49,746	136,344	17,834	7,149	16,771	-	227,844
Related parties	153	-	3,710	-	28,672	(32,535)	-
Suppliers	675,878	1,086,640	11,310	176,363	6,474	(144,896	1,811,769
Income Tax and Social Contribution	323,699	-	2,769	-	-	-	326,468
Other taxes due	69,320	155,584	3,515	14,283	1,422	-	244,124
Loans and financing	142,615	97,852	5,901	-	29,695	(1,999)	274,064
Debentures	219,151	59,961	-	18,809	57,536	-	355,457
Mandatory minimum dividend payable	64,200	89,491	31,300	7,168	4,136	(177,800)	18,495
Dividends payable	9,332	26,199	1,266	-	17	-	36,814
Customer charges due	33,490	361,440	-	-	-	-	394,930
Research and Development and Energy Efficiency	41,725	116,325	-	-	-	-	158,050
Accounts Payable related to concession - Use of Public Property	55,196	-	-	-	-	-	55,196
Other accounts payable	36,572	93,110	1,176	11,928	372	-	143,158
NON-CURRENT LIABILITIES	4,694,881	3,204,158	103,760	49,852	2,421,536	(368,541)	10,105,646
Related parties	132,447	-	11,900	-	115,743	(260,090)	-
Suppliers	14,249	-	-	-	-	-	14,249
Tax liabilities	176,148	74,199	4,442	-	1,437	-	256,226
Deferred income tax and social contribution	-	-	-	-	-	-	-
Loans and financing	1,467,186	770,302	22,979	-	969,011	(104,492)	3,124,986
Debentures	1,297,897	999,294	-	41,935	996,198	-	3,335,324
Post employment benefits	236,747	630,776	56,248	4,844	12,251	-	940,866
Research and Development and Energy Efficiency	78,717	161,368	-	-	-	-	240,085
Accounts Payable related to concession - Use of Public Property	463,339	-	-	-	-	-	463,339
Other accounts payable	285	-	-	2,374	13,405	(3,959)	12,105
Provisions for legal claims	827,866	568,219	8,191	699	313,491	-	1,718,466
EQUITY	7,392,930	5,366,860	488,285	296,465	14,262,843	(13,545,074)	14,262,309
Attributable to controlling shareholders	7,392,930	5,366,860	488,285	296,465	14,262,843	(13,906,354)	13,901,029
Capital	4,493,362	3,342,841	304,198	220,966	7,309,606	(8,760,973)	6,910,000
Afac	209,662	824,000	-	-	-	(1,033,662)	-
Equity valuation adjustments	1,033,601	(108,193)	(16,876)	(1,548)	925,393	(911,548)	920,829
Legal reserve	361,072	157,187	12,022	21,238	685,349	(551,721)	685,147
Profit retention reserve	303,935	1,052,826	145,513	37,370	4,520,666	(1,543,485)	4,516,825
Dividends	-	-	-	-	-	-	-
Accumulated income (loss)	991,298	98,199	43,428	18,439	821,829	(1,104,965)	868,228
Attributed to non-controlling interest						361,280	361,280

34.5      Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
09.30.2015
NET OPERATING REVENUES	3,867,124	7,217,318	204,141	1,228,211	-	(1,125,666)	11,391,128
Supply of electric pow er for third-parties	424,333	3,734,411	-	-	-	-	4,158,744
Supply of electric pow er among segments	-	3,203	-	-	-	(3,203)	-
Supply of electric pow er for third-parties	2,881,191	204,625	-	-	-	-	3,085,816
Electricity sales to final customers - betw een segments	212,324	-	-	-	-	(212,324)	-
Use of the main distribution and transmission grid - third-parties	130,078	1,587,273	-	-	-	-	1,717,351
Use of the main distribution and transmission grid - betw een segment	49,527	11,540	-	-	-	(61,067)	-
Construction income	136,782	626,758	-	60,138	-	-	823,678
Telecommunications services to third-parties	-	-	153,683	-	-	-	153,683
Telecommunications services betw een segments	-	-	21,106	-	-	(21,106)	-
Distribution of piped gas	-	-	-	401,520	-	-	401,520
Distribution of piped gas - third-parties	-	-	-	766,553	-	(766,553)	-
Sectoral financial assets and liabilities result	-	979,343	-	-	-	-	979,343
Other operating revenues from third-parties	4,401	64,964	1,628	-	-	-	70,993
Other operating revenues betw een segments	28,488	5,201	27,724	-	-	(61,413)	-
OPERATING COSTS AND EXPENSES	(2,839,573)	(7,241,236)	(139,733)	(1,200,175)	(127,188)	1,129,798	(10,418,107)
Energy purchased for resale	(449,360)	(4,777,595)	-	-	-	211,696	(5,015,259)
Charges for use of the main transmission grid	(216,397)	(464,947)	-	-	-	57,877	(623,467)
Personnel and management	(166,724)	(439,131)	(56,386)	(23,088)	(62,331)	-	(747,660)
Pension and healthcare plans	(42,887)	(123,506)	(12,968)	(1,684)	(7,564)	-	(188,609)
Materials and supplies	(11,969)	(42,385)	(1,609)	(1,328)	(508)	-	(57,799)
Raw materials and supplies for generation	(955,567)	-	-	-	-	767,547	(188,020)
Natural gas and supplies for gas business	-	-	-	(1,054,077)	-	-	(1,054,077)
Third party services	(130,112)	(262,462)	(24,447)	(12,750)	(11,155)	82,962	(357,964)
Depreciation and amortization	(277,422)	(182,968)	(23,088)	(15,513)	(4,364)	-	(503,355)
Provisions and reversals	(250,807)	(210,338)	(3,843)	(15,827)	(20,283)	3,959	(497,139)
Construction cost	(177,444)	(626,758)	-	(60,138)	-	-	(864,340)
Other operating costs and expenses	(160,884)	(111,146)	(17,392)	(15,770)	(20,983)	5,757	(320,418)
EQUITY IN EARNINGS OF INVESTEES	268,356	-	-	-	879,513	(996,968)	150,901
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,295,907	(23,918)	64,408	28,036	752,325	(992,836)	1,123,922
Financial result	3,923	179,500	995	1,026	(31,019)	(172)	154,253
OPERATING PROFIT	1,299,830	155,582	65,403	29,062	721,306	(993,008)	1,278,175
Income Tax and Social Contribution	(536,446)	-	(24,319)	(10,747)	(343)	-	(571,855)
Deferred income tax and social contribution	166,890	(57,383)	2,344	124	45,144	-	157,119
INCOME (LOSS) FOR THE PERIOD	930,274	98,199	43,428	18,439	766,107	(993,008)	863,439

35      Financial Instruments

35.1      Category and value of financial instruments

Consolidated			09.30.2015		12.31.2014
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	4	1	831,568	831,568	740,131	740,131
Derivative financial instruments (b)	5	1	15,577	15,577	52,804	52,804
Derivative financial instruments (b)	5	2	356,386	356,386	288,563	288,563
			1,203,531	1,203,531	1,081,498	1,081,498
Loans and receivables
Collaterals and escrow accounts STN (c)	6		84,024	52,494	56,956	39,252
Pledges and restricted deposits linked (a)	6		1,809	1,809	13,497	13,497
Trade accounts receivable (a)	7		3,065,176	3,065,176	2,254,512	2,254,512
CRC Transferred to the State Government of Paraná (d)	8		1,361,595	1,320,952	1,344,108	1,376,932
Net sectoral financial assets (a)	9		1,453,661	1,453,661	1,041,144	1,041,144
Accounts receivable related to the concession (e)	10		813,508	813,508	632,941	632,941
Accounts receivable related to the concession compensation (f)	11		130,243	130,077	301,046	302,689
			6,910,016	6,837,677	5,644,204	5,660,967
Available for sale
Accounts receivable related to the concession (g)	10	3	4,882,437	4,882,437	3,792,476	3,792,476
Accounts receivable related to the concession compensation (h)	11	3	218,871	218,871	160,217	160,217
Derivative financial instruments (b)	5	1	4,271	4,271	107,232	107,232
Derivative financial instruments (b)	5	2	108,750	108,750	142,726	142,726
Other investments (i)	17	1	17,271	17,271	17,631	17,631
			5,231,600	5,231,600	4,220,282	4,220,282
Total financial assets			13,345,147	13,272,808	10,945,984	10,962,747
Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities – derivatives (b)		1	123	123	157	157
			123	123	157	157
Other financial liabilities
Suppliers (a):	21		1,826,018	1,826,018	1,604,830	1,604,830
Loans and financing (c)	22		3,399,050	2,826,340	3,468,950	3,229,136
Debentures (j)	23		3,690,781	3,690,781	2,585,448	2,585,448
Payable related to concession - use of public property (k)	27		518,535	627,717	491,727	598,493
			9,434,384	8,970,856	8,150,955	8,017,907
Total financial liabilities			9,434,507	8,970,979	8,151,112	8,018,064
Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, which how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 113.25% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 7.40 % p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2014.

f)      The accounts receivable related to concession extension, related to the assets, which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1 of December 31, 20134. The changes held in the nine-month period ended on September 30, 2015 are as follows:

Consolidated
Balance as of January 1, 2015	3,792,476
Transfer of intagible - Renew al of Copel Distribuição’s Concession	520,841
Capitalization of intangible assets in progress	471,828
Monetary variations	135,956
Write-offs	(38,664)
Balance as of September 30, 2015	4,882,437

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, because the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of September 30, 2015, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$4,055.

k)     Used the rate of 7.74% p.y. as a market reference.

35.2      Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit Risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

Consolidated
Exposure to credit risk	09.30.2015	12.31.2014
Cash and cash equivalents (a)	831,568	740,131
Derivative financial instruments (a)	484,984	591,325
Pledges and restricted deposits linked (a)	85,833	70,453
Trade accounts receivable (b)	3,065,176	2,254,512
CRC Transferred to the State Government of Paraná (c)	1,361,595	1,344,108
Net sectoral financial assets (d)	1,453,661	1,041,144
Accounts receivable related to the concession (e)	5,695,945	4,425,417
Accounts receivable related to the concession compensation (f)	130,243	301,046
Accounts receivable related to the concession compensation (g)	218,871	160,217
	13,327,876	10,928,353

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for senior debt to R$200.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     The Management believes to be greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

e)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

f)      Management considers the credit risk on the indemnity approved for the assets, which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority. The Company received the installments overdue until April 2015 (installments 8/31) and the Management’s expectation is to receive the remaining installments.

g)     For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets, Management considers the credit risk as reduced since the rules for compensation are set and there is a going survey of information required by the granting authority.

ANEEL published Regulatory Resolution 596/2013 that sets criteria to calculate the New Replacement Value (VNR) of the concession generation assets for indemnification purposes. Although the Concession Authority has not yet disclosed the way the ROA will be paid and the approval of the investments made by the Company remains uncertain, management expects that the Company will be reimbursed for these assets, which shows the recoverability of the balances recognized on September 30, 2015.

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. As from 2017, 2016 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
09.30.2015
Loans and financing	Note 22	40,889	57,451	519,937	2,614,614	1,247,319	4,480,210
Debentures	Note 23	74,616	93,643	365,782	4,405,964	-	4,940,005
Derivatives	Future inter-bank rate	123	-	-	-	-	123
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,956	9,920	45,090	281,998	2,152,704	2,494,668
Eletrobrás - Itaipu	Dollar	-	280,011	908,688	5,546,768	5,328,715	12,064,182
Other suppliers	-	1,328,940	219,959	246,268	30,851	-	1,826,018
Purchase obligations	IGP-M and IPCA	-	1,133,358	3,479,656	20,167,524	101,349,673	126,130,211
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,487,846	1,870,987	5,910,323	34,845,187	115,768,481	159,882,824
12.31.2014
Loans and financing	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	Future inter-bank rate	157	-	-	-	-	157
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dollar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Purchase obligations	IGP-M and IPCA	-	899,187	3,666,194	19,924,273	93,096,613	117,586,267
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
(a) Effective interest rate - w eighted average.

As disclosed in notes 22.4 and 23.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

35.2.3     Market Risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the "basket of oils" and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagás monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of September 30, 2015 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 4.08) estimated as market average projections for 2015 according to the Focus Report issued by the Brazilian Central Bank as of October 23, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Foreign exchange risk	Risk	09.30.2015	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	84,024	2,265	(19,307)	(40,879)
		84,024	2,265	(19,307)	(40,879)
Financial liabilities
Loans and financing
STN	USD appreciation	(106,491)	(2,871)	(30,211)	(57,552)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(141,714)	(3,820)	(40,204)	(76,587)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(174,054)	(4,692)	(49,379)	(94,065)
		(422,259)	(11,383)	(119,794)	(228,204)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of September 31, 2015 and the likely scenario takes into account the indicators:

•         Cash and cash equivalents, bonds and securities, collaterals and escrow accounts: projected CDI/Selic rate of 14.42% based on the LTN reference rate, maturing on January 4, 2016 as disclosed by Bovespa on September 30, 2015;

•         CRC transferred to the State Government of Paraná, net sectorial financial assets, accounts receivable related to the concession, accounts receivable related to the concession extension and financial liabilities: CDI/Selic of 14.25%, IPCA of 9.82%, IGP-DI of 9.62%, IGP-M of 9.21% and TJLP of 7.00%, estimated as market average projections for 2015 according to the Focus Report issued by the Central Bank of Brazil as of October 23, 2015.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Interest rate risk and monetary variation	Risk	09.30.2015	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	655,501	22,813	17,329	11,693
Bonds and securities	Low CDI/SELIC	484,984	16,880	12,820	8,652
Collaterals and escrow accounts	Low CDI/SELIC	1,809	63	48	32
CRC transferred to the State Government of Paraná	Low IGP-DI	1,361,595	31,627	23,922	16,086
Net sectoral financial assets	Low Selic	1,453,661	49,229	37,374	25,229
Accounts receivable related to the concession	Low IGP-M	5,695,945	126,849	95,912	64,472
Accounts receivable related to the concession compensation - RBNI	Low IPCA	130,243	3,086	2,335	1,570
Accounts receivable related to the concession compensation	Undefined (a)	218,871	-	-	-
		10,002,609	250,547	189,740	127,734
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,475,167)	(49,957)	(61,710)	(73,199)
Eletrobrás - Finel	High IGP-M	(25,143)	(115)	(143)	(172)
Eletrobrás - RGR	No risk (b)	(73,856)	-	-	-
Finep	High TJLP	(28,880)	(493)	(612)	(730)
BNDES	High TJLP	(1,548,673)	(26,418)	(32,819)	(39,143)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(140,840)	(2,403)	(2,985)	(3,560)
Debentures	High CDI	(3,630,037)	(122,933)	(151,853)	(180,124)
Debentures - Compagás	High TJLP	(60,744)	(1,036)	(1,287)	(1,535)
Installment payment of tax debts to the Brazilian Federal Revenue Service	High Selic	(198,475)	(6,721)	(8,303)	(9,848)
		(7,181,815)	(210,076)	(259,712)	(308,311)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

c)    Risk of derivatives

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      For the nine-month period ended September 30, 2015, the result of operations with derivative financial instruments on the futures market was a gain of R$337 (a loss of R$67 on September 2014);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of September 30, 2015 corresponded to R$13,374 (R$64,880 as of December 31, 2014);

iii)   On September 30, 2015, a share of the Company’s federal bonds in the amount of R$2,149 (R$6,487 as of December 31, 2014), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 04, 2016.

		Baseline	Projected scenarios - Dec.2015
Risk of derivatives	Risk	09.30.2015	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative liabilities	Decrease in DI rate	(123)	(45)	(157)	(272)
		(123)	(45)	(157)	(272)

Expected effect in the result			78	(34)	(149)

35.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

In recent years, the gradual loss of the dams' capacity to get back to normal levels, due to the increase in electricity demand, has caused the National Electric System Operator to recommend that all resources be employed to operate the electric system and ensure that demand is fully met.

However, regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2015-2019 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) for the 2015-2019 time frame in all subsystems.

35.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9,074/2015.  However, extension depends on full acceptance of the conditions set by that law.

In the generation segment, four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and HPP Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible.

The power plants of Mourão and Governador Pedro Viriato Parigot de Souza will be put up for auction by ANEEL on November 25, 2015, and there is no guarantee that the Company will succeed in its bid. After the end of the concession, pursuant to Law 12.783/2013, Chopim I power plant became part of the inventory of Copel Geração e Transmissão. Rio dos Patos, in turn, is subject to the provisions, introduced by the same law applicable to the quotas, i.e. the percentage of the maximum megawatts of energy that may be used to prove that demand is met or may be marketed under purchase and sale agreements and of a power plant's potential that is allocated to a certain distributor.

In the transmission segment, facilities of Concession Agreement number 060/2001, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

In the distribution segment, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013.

On 06.03.2015, there was the publication of Decree 8461, which established the conditions for the renewal of 42 concessions expiring between 2015 and 2017, including the one granted to Copel Distribuição.  According to this decree, those concessions must meet the following criteria: i) effectiveness with respect to the quality of the services rendered; ii) effectiveness with respect to the economic and financial management; iii) operating and economic rationality; and iv) tariff reasonableness.

On October 21, 2015, ANEEL disclosed the results of Public Hearing 038, which had the purpose of improving the template for amendments to the concession agreements entered into to extend the terms of distribution concessions. ANEEL recommended that the Ministry of Mining and Energy extend 40 electricity distribution concessions, among which that of Copel Distribuição. The new concession agreements set efficiency goals to be met by distribution companies. Efficiency will be addressed from the standpoint of service quality and sustainable economic and financial management. Failure to fall within regulatory limits may cause the concession to be terminated or the imposition of restrictions on the distribution of financial results to the companies' shareholders.

The Company believes on the possibility of the concession extension, since guaranteed the profitability levels of the company. Extension of the contractual concessions will take place by means of lawful regulatory conditions to be defined and likely to affect the rating, realizing of certain assets or settlement of certain liabilities.

The main items exposed to this event are as listed below:

i)      Sectorial financial assets: the portion stated as current may be realized in a term in excess of 12 months, should the concession not be renewed;

ii)    The concession’s financial assets: will depend on Aneel’s appraisal to confirm any sums subject to indemnity or likely to be attributed to a new concession period; and

iii)   Deferred income tax and social contribution: may be realized/settled over a term different from that provided by the Company.

Concession agreements and authorization

Copel Geração e Transmissão	Interest %	Maturity
Generation concession 045/1999
HPP Gov. Pedro Viriato Parigot de Souza (GPS) (a) (b)	100	07.07.2015
HPP Mourão I (a) (b)	100	07.07.2015
TTP Figueira	100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	100	05.23.2023
HPP São Jorge	100	12.03.2024
HPP Guaricana	100	08.16.2026
HPP Derivação do Rio Jordão (d)	100	11.15.2029
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	100	11.15.2029
HPP Gov. José Richa (Salto Caxias)	100	05.04.2030
SHP Melissa (f)	100	-
SHP Pitangui (f)	100	-
SHP Salto do Vau (f)	100	-

Generation concession 001/2011
HPP Colíder (e)	100	01.16.2046

Generation Concession - Use of Public Property - 007/2013
HPP Apucaraninha (d)	100	10.12.2025
HPP Chaminé (d)	100	08.16.2026
HPP Cavernoso (d)	100	01.07.2031

Use of Public Property Concession - 002/2012
HPP Baixo Iguaçu (g)	30	08.19.2047

Authorizations
Resolution nº. 278/1999 - UEE Palmas	100	09.28.2029
Resolution nº. 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Ordinance nº. 133/2011 - SHP Cavernoso II	100	02.27.2046

Generation Concession - 001/2007
HPP Mauá	51	07.02.2042

In progress for homologation from ANEEL
HPP Marumbi	100	-

(a) Plant not renew ed pursuant to Executive Act no 579/2012 - Concessionaire's prerogative.
(b) By the end of the concession the project w ill be offered for competitive bidding. Auction Aneel 012/2015 as of 11.25.2015.
(c) The Company w ill remain responsible for providing the pow er plant services until the concessionaire that has w on the bidding assumes the enterprise, still no date set to happen.
(d) Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime.
(e) Building under construction.
(f) Only register w ith ANEEL.
(g) As of 10.10.2014 the 1st amendment to the MME Concession Agreement no 002/2012 w as signed formalizing the transfer of part of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.

Copel Geração e Transmissão	Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/01 - transmission facilities (a)	100	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	100	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	100	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	100	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	100	10.05.2040
Contract 015/10 - Substation Cerquilho III (b)	100	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama (b)	51	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 (b)	20	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira (b)	49	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste (b)	80	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II	49	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho (b)	49	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II (b)	49	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio	100	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	100	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 (b)	24,5	05.01.2043
Contract 001/14 - Transmission line - Itatiba - Bateias (b)	50,1	05.13.2044
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	100	01.28.2044
Contract 019/14 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044
Contract 021/14 - Transmission line - Foz do Chopim - Realeza (b)	100	09.04.2044
Contract 022/14 - Transmission line - Assis - Londrina (b)	100	09.04.2044

(a) Concession renew ed pursuant to Executive Act no 579/2012.
(b) Buildings under construction.

Copel		Interest %	Maturity
Concessions contracts / Authorization of the equity interest
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)		100	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão and Santa Clara		70	10.24.2036
Authorization contract - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002		70	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca		23	08.27.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114/2000		36	04.23.2030
UEG Araucária - authorization 351/1999 - TTP Araucária (60% Copel GET)		20	12.22.2029
Compagás - concession gas distribution contract		51	07.06.2024
Nova Asa Branca I - MME Ordinance 267/2011 - WPP Asa Branca I (b)		100	04.24.2046
Nova Asa Branca II - MME Ordinance 333/2011 - WPP Asa Branca II (b)		100	05.30.2046
Nova Asa Branca III - MME Ordinance 334/2011 - WPP Asa Branca III (b)		100	05.30.2046
Nova Eurus IV - MME Ordinance 273/2011 -WPP Eurus IV (b)		100	04.26.2046
Santa Maria - MME Ordinance 274/2012 - WPP SM		100	05.07.2047
Santa Helena - MME Ordinance 207/2012 - WPP Santa Helena		100	04.08.2047
Ventos de Santo Uriel - MME Ordinance 201/2012 - WPPSanto Uriel		100	04.08.2047
São Bento	- MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
	- MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
	- MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
	- MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Voltalia	- MME Ordinance 173 /2012 - WPP São João (b)	49	03.25.2047
	- MME Ordinance 204 /2012 - WPP Carnaúbas (b)	49	04.08.2047
	- MME Ordinance 230 /2012 - WPP Reduto (b)	49	04.15.2047
	- MME Ordinance 233/2012 - WPP Santo Cristo (b)	49	04.17.2047
Cutia	- MME Ordinance 183/2015 - WPP Esperança do Nordeste (b)	100	05.10.2050
	- MME Ordinance 182/2015 - WPP Paraiso dos Ventos do Nordeste (b)	100	05.10.2050
	- Resolution 3.257/2011 - WPP GE Jangada (b)	100	01.04.2042
	- Resolution 3.259/2011 - WPP GE Maria Helena (b)	100	01.04.2042
	- MME Ordinance 179/2015 - WPP Potiguar (b)	100	05.10.2050
	- Resolution 3.256/2011 - WPP Dreen Guajiru (b)	100	01.04.2042
	- Resolution 3.258/2011 - WPP Dreen Cutia (b)	100	01.04.2042

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (Executive Act no 579/2012).
(b) Buildings under construction.

35.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

35.3      Capital management

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

	Parent company		Consolidated
Indebtedness	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Loans and financing	998,706	958,416	3,399,050	3,468,950
Debentures	1,053,734	1,010,485	3,690,781	2,585,448
(-) Cash and cash equivalents	14,809	34,862	831,568	740,131
(-) Derivative financial instruments	164	152	384,549	459,115
Net debt	2,037,467	1,933,887	5,873,714	4,855,152
Equity	13,901,029	13,330,689	14,262,309	13,682,780
Equity indebtedness	0.15	0.15	0.41	0.35

36      Related Party Transactions

36.1      Main transactions between related parties

Consolidated	Assets		Liabilities		Income (loss)
Related parties / Nature of operation	09.30.2015	12.31.2014	09.30.2015	12.31.2014	09.30.2015	09.30.2014
Controlling shareholder
State of Paraná
"Luz Fraterna" Program (a)	162,101	139,817	-	-	-	-
Remuneration and employ social security charges assigned (b)	477	908	-	-	-	-
Telecommunication services (c)	57,698	39,489	-	-	22,571	20,931
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22)	-	-	1,548,673	1,526,141	(83,985)	(53,813)
Debentures - Compagás (Note 23)	-	-	60,744	53,554	(2,259)	(321)
Joint ventures
Costa Oeste Transmissora de Energia
Operating and maintenance services (e)	-	48	-	-	532	103
Basic and connecting netw ork (f)	-	-	-	-	(1,829)	-
Caiuá Transmissora de Energia (g)	-	-	154	354	(10,754)	4,202
Integração Maranhense Transmissora (h)	-	-	-	-	(774)	-
Transmissora Sul Brasileria de Energia (h)	-	-	-	-	(1,196)	-
Associates
Dona Francisca Energética S.A. (i)	-	-	1,262	6,538	(26,688)	(55,867)
Foz do Chopim Energética Ltda. (j)	139	155	-	-	1,430	1,362
Sercomtel S.A. Telecomunicações (k)	248	-	-	-	708	735
Companhia de Saneamento do Paraná
Treated w ater, sew age collection and treatment	-	-	4	4	(950)	(969)
Use of w ater from Represa do Alagado	-	72	-	-	159	141
Telecommunications services (l)	245	246	-	-	2,151	1,844
Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(16,465)	(13,854)
Pension and healthcare plans (Note 24)	-	-	-	-	(825)	(948)
Other related parties
Fundação Copel
Administrative property rental	-	-	687	-	(9,887)	(8,996)
Pension and healthcare plans (Note 24)	-	-	977,680	898,618	-	-
Leasing and telecomunications services (m)	-	-	-	-	220	218
Lactec (n)	37,090	28,693	1,935	1,168	(8,660)	(7,283)

a)     The Luz Fraterna Program, created under Law no. 491/ 2013 and no. 17,639, dated July 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. On September 30, 2015, R$153,000 of the total is accounted for in the related parties account in the parent company's books of account, according to note 16.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,188 on September 30, 2015 (R$1,195 on December 31, 2014).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

e)     Operation and maintenance agreement due on December 26, 2018, signed by Caiuá Transmissora de Energia and Copel Geração e Transmissão.

f)      Use agreement of the transmission system, permanent, and connection agreement to the transmission system, due to the termination of the concession of the distributor or transmitter, whichever comes first, carried out between Costa Oeste Transmissora and Copel Distribuição.

g)     Use of Agreement of the transmission system, permanent, for hiring the Amount of Use of Transmission System - Must, with amounts set for the subsequent four years, with annual reviews, and connection agreement to the transmission system, due by the end of concession of distribution or transmission company, whichever occurs first, conducted between Caiuá Transmissora and Copel Distribuição. The balance as of September 30, 2014 refers to revenue environmental management services and operation and maintenance provided by Copel Geração e Transmissão.

h)     Use of agreement of the transmission system, permanent, for hiring the Must, with amounts set for the subsequent four years, with annual reviews, conducted between Integração Maranhense and Transmissora Sul Brasileira with Copel Distribuição.

i)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2025.

j)      Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 23, 2019, and the other for establishing a connection with the transmission system, which matures on January 1, 2043.

k)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

l)      Telecommunications services provided in accordance with the contract between Copel Telecomunicações and Sanepar.

m)    Telecommunications services provided and rental and leasing of equipment and infrastructure, in accordance with the contracts between Copel Telecomunicações and Fundação Copel.

n)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

Other transactions between the parent company and its related parties are shown in notes 8 - On lending of the balance of the account that records results to be offset (CRC) to the State Government of Parana, 16 - Related Parties and 17 - Investments.

The amounts resulting from the operating activities of Copel Distribuição with related parties are invoiced according to electricity rates approved by Aneel.

36.2      Guarantees and endorsements awarded to related parties

The Parent Company and São Bento granted the guarantee given for the issue of loans and debentures by subsidiaries, according to notes 22, 23 and 27.

Copel and Copel Geração e Transmissão grant guarantees in the issue of financing, debentures and insurance contracts of jointly controlled entities as shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Empresa	Operation	issued	maturity	approved	09.30.2015%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	85,758	49.0	42,021
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	33,705	51.0	17,190
(3)	Guaraciaba Transmissora	Debentures	06.20.2013	12.20.2015	400,000	414,845	49.0	203,274
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	142,473	49.0	69,812
(5)	Mata de Santa Genebra	Debentures	09.10.2014	03.12.2016	469,000	471,726	50.1	236,335
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	670,125	49.0	328,361
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	247,022	20.0	49,404
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	91,230	20.0	18,246
(9)	Paranaíba Transmissora	Debentures	11.24.2014	11.24.2015	350,000	393,074	24.5	96,303
(10)	Marumbi Transmissora	Financing	10.06.2014	07.15.2029	55,037	53,750	80.0	43,000

Financial institution (fund provider):
BNDES: (1) (2) (4) (6) (7) (10)

Allocation:
Investment Program and/or Working capital.

Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (4)
Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10)

Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (4) (6); 51% (2); 20% (7) (8); 80% (10)

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	02.28.2016	90,000	49.0	44,100
Guaraciaba Transmissora	02.28.2016	47,000	49.0	23,030
Paranaíba Transmissora	06.29.2016	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288

37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below:

Consolidated	Final	Amount
Policy	maturity	Insured
Nominated Risks	08.24.2016	2,067,793
Fire - Company-ow ned and rented facilities	08.24.2016	535,667
Civil liability - Compagás	10.30.2015	4,200
Domestic and international transport - export and import	08.24.2016	policy for registration
Multi-risk - Compagás	12.18.2015	14,750
Multi-risk - Compagás	04.26.2016	470
Life insurance - Compagás	08.01.2016	36 x employee salary
Multi-risk - Elejor	04.11.2016	197,800
Vehicles - Compagás	10.16.2015	market value
Miscellaneous risks	08.24.2016	1,079
Financial Guarantee - Elejor	01.01.2016	3,664
Nominated risks - Elejor	05.14.2016	813
Operational risks - UEG Araucária (a)	11.30.2016	1,433,051
Court bond - Compagás	02.03.2016	56,938
Performance bond - Aneel	05.01.2017	44,319
Performance bond - Aneel	12.27.2015	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2015	342,139
Performance bond - Nova Asa Branca I	10.12.2015	3,330
Performance bond - Nova Asa Branca III	12.30.2015	4,995
Performance bond - Nova Asa Branca III	12.30.2015	3,330
Performance bond - Nova Eurus IV	11.20.2015	3,330
Performance bond - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - Aneel	11.30.2017	2,450
Performance bond - Aneel	06.02.2018	6,750
Participation guarantee - Brazil's National Oil Agency - ANP	03.02.2016	862
Performance bond - Aneel	04.01.2016	2,890
Performance bond - Aneel	07.31.2017	12,500
Performance bond - CREA - PARANA	12.31.2016	24
Participation guarantee - Aneel	02.04.2016	646
Financial guarantee - Cosern	11.01.2015	21
Operational risks - São Bento	12.28.2015	390,935
Civil liability - São Bento	01.01.2016	20,000
Performance bond - Aneel	10.31.2018	37,751
Performance bond - Aneel	01.31.2020	26,609
Performance bond - Ministry of Justice - Superintendence for highw ay police	08.31.2016	14
Airplane insurance	01.30.2016	111,261
Performance bond - National Department of Infrastructure and Transport - DNIT	18.15.2016	2
(a) The values of the insured of operating risks - UEG Araucária and civil liability insurance for directors and officers have been translated from USD into BRL, w ith the current rate R$ 3.9729, as of 09.30.2015.
(b) The guarantee insurance listed above have Copel as a guarantor, w ithin the limits of their participation in each project.

38      Subsequent Event

On August 21, 2015, Santa Maria Energias Renováveis S.A. and Santa Helena Energias Renováveis S.A. entered into finance agreements with BNDES (National Bank for Economic and Social Development) in the respective amounts of R$71,676 and R$82,973 that bear long-term interest rate + 1.66% p.a. and are to be repaid in 16 years. The agreements were secured by Copel and Copel Brisa Potiguar. In October 2015, R$59,462 was released for Santa Maria and R$64,520 was released for Santa Helena.

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended September 30, 2015, which include the statement of financial position at September 30, 2015 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting these interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Brazilian Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

Unqualified conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the nine-month period ended September 30, 2015, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Brazilian Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, November 10, 2015

KPMG Auditores Independentes

CRC SP-014428/O-6 F-PR

A free translation of the original report signed in Portuguese

João Alberto Dias Panceri

Accountant CRC PR-048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.